As filed with the Securities and Exchange Commission on September 18, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INET TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3661	75-2269056
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

1500 North Greenville Avenue

Richardson, Texas 75081

(469) 330-4000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Mark H. Kleinman

Vice President, General Counsel and Secretary

Inet Technologies, Inc.

1500 North Greenville Avenue

Richardson, Texas 75081

(469) 330-4000

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Ronald G. Skloss Edward A. Gilman Andrews & Kurth L.L.P. 111 Congress Avenue, Suite 1700 Austin, Texas 78701 Telephone: (512) 320-9200 Facsimile: (512) 320-9292	Don J. McDermett Jr. Douglass M. Rayburn Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201 Telephone: (214) 953–6500 Facsimile: (214) 953–6503

Approximate Date of Commencement of Proposed Sale to the Public:  As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, par value $0.001 per share	$133,500,000	$10,800.15

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued September 18, 2003

             Shares

COMMON STOCK

The selling stockholders identified in this prospectus are offering              shares in an underwritten offering.  Inet Technologies will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is listed on The NASDAQ Stock Market under the symbol “INTI.”  The last reported sale price of our common stock on The NASDAQ Stock Market  on September 17, 2003 was $14.51 per share.

Investing in our shares involves risks. See “ Risk Factors”  beginning on page 3.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$	$	$
Total	$	$	$

The selling stockholders have granted the underwriters the right to purchase up to an additional                              shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                            , 2003.

MORGAN STANLEY	RAYMOND JAMES

                            , 2003

You should rely only on the information incorporated by reference or contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, “Inet,” “we,” “our” and “us” refer to Inet Technologies, Inc.

The trademarks Inet™, Inet Technologies™, GeoProbe™, Unified Assurance™, Beamer™, Orion™, Spectra™, Spectra Trunk Tester™, Spectra2™, VIA™ and IT:seven™ used herein are registered or unregistered trademarks owned by us. Other trademarks are owned by their respective owners.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 3.

Inet Technologies, Inc.

Inet Technologies, Inc. is a global provider of communications software products that enable communications carriers to more strategically and profitably operate their businesses. Our Unified Assurance Solution and our Diagnostics products help our customers reduce capital and operating expenditures, improve customer acquisition and retention rates, protect and grow revenues, and more quickly and effectively develop products or services. Our products address next-generation networks, including mobile data and voice-over-packet technologies, and traditional networks.

Using our Unified Assurance Solution, which includes the GeoProbe, Orion and Beamer products, communications carriers are able to simultaneously manage their voice and data services at the network, service and customer layers to detect network and service problems in real time, enabling proactive identification of specific customers impacted by network or service issues. These products capture actual signaling network traffic and then process, correlate and analyze the traffic data to create and display customer experience information, service quality metrics and a network-wide view. This information empowers a carrier’s customer service, sales, marketing and network operations organizations to proactively manage the quality of service delivered to its most valuable customers. These products also alert the carrier to network problems, such as congestion, misrouted calls due to equipment errors and service degradation, so that action can be taken to quickly resolve issues, often before its customers are impacted and significant revenue is lost. Our Diagnostics products include the Spectra2, Spectra and Spectra Trunk Tester, which assist communications carriers and equipment manufacturers in quickly and cost-effectively designing, deploying and maintaining current- and next-generation networks and network elements.

Our target customers include current- and next-generation tier-one wireless and wireline carriers as well as communications equipment manufacturers throughout Europe, North America and select countries in the Asia/Pacific region. A partial list of our carrier customers includes Alltel, AT&T, British Telecom, Deutsche Telekom, Global Crossing, MCI, O2, Orange Communications, PTK Centertel, Qwest Communications, Sprint, Swisscom Fixnet, Swisscom Mobile, Telekom Austria, Telstra, T-Mobile USA, TTNet and Vodafone. A partial list of our equipment manufacturer customers includes Alcatel, Cisco, Lucent, Motorola and Nortel.

As of June 30, 2003, we had sold our products to more than 660 customers in approximately 65 countries. Sales to customers in international markets accounted for approximately 72% of total revenues in 2002, approximately 62% of total revenues in 2001 and approximately 56% of total revenues in 2000. Sales to customers in the United Kingdom accounted for approximately 27% of total revenues in 2002, approximately 19% of total revenues in 2001 and approximately 16% of total revenues in 2000. Sales to customers in Germany accounted for approximately 11% of total revenues in 2002 and approximately 14% of total revenues during 2001. No other individual foreign country accounted for 10% or more of total revenues in 2002, 2001 or 2000.

Our mission is to be a leading provider of communications software products and applications for current- and next-generation communications carriers and equipment manufacturers worldwide. Key elements of our strategy to achieve this objective include:

•	continuing to strive for the highest level of customer satisfaction to enable us to leverage additional revenue opportunities with our existing customers;

•	developing products and applications for the current- and next-generation wireless data and voice-over-packet markets;

•	focusing on sales to tier-one communications carriers and equipment manufacturers in key geographic regions;

•	continuing to invest in research and development, both for new product development and for enhancements to our current offerings, to maintain or strengthen our position as a technological leader in our chosen markets and to broaden our product portfolio; and

•	managing our business for profitability.

Our principal executive offices are located at 1500 North Greenville Avenue, Richardson, Texas 75081 and our telephone number is (469) 330-4000.

Summary Consolidated Financial Data

	Six Months Ended June 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in thousands, except per share and percentage data)
Statements of Operations Data:
Revenues	$50,514	$53,715	$101,886	$107,015	$159,007	$109,983	$77,428
Gross profit	33,806	33,047	62,561	63,416	117,799	78,228	55,024
Income (loss) from operations	7,261	4,295	8,028	(6,391)	51,238	34,752	24,153
Income (loss) before provision for income taxes	7,950	5,884	10,782	(1,097)	59,422	44,663	24,980
Net income	5,526	4,065	7,609	193	39,521	29,701	17,085
Earnings per share:
Basic	$0.14	$0.09	$0.16	$0.00	$0.86	$0.68	$0.42
Diluted	0.14	0.09	0.16	0.00	0.84	0.66	0.40
Weighted-average shares outstanding:
Basic	39,392	46,863	46,964	46,633	46,126	43,449	40,879
Diluted	39,609	47,146	47,084	47,087	46,885	45,037	42,452

Margin Data (as a percentage of revenues):
Gross profit	66.9%	61.5%	61.4%	59.3%	74.1%	71.1%	71.1%
Income (loss) from operations	14.4	8.0	7.9	(6.0)	32.2	31.6	31.2
Net income	10.9	7.6	7.5	0.2	24.9	27.0	22.1

	As of June 30,		As of December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$162,312	$171,022	$189,076	$154,889	$131,419	$127,903	$21,914
Working capital	155,441	177,376	182,459	170,116	167,161	123,909	38,313
Total assets	203,764	218,895	227,919	211,528	226,207	169,917	65,508
Stockholders’ equity	169,398	193,509	197,956	188,483	185,420	133,423	46,813

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business operations. This prospectus is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially harm our business, financial condition or results of operations. In that case, the trading price of our common stock could decline.

Our quarterly financial results fluctuate and are difficult to predict.

Our quarterly financial results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future based on a number of factors, many of which are outside of our control. As a result, you should not rely on our results of operations during any particular quarter as an indication of our future performance in any quarterly period or fiscal year. The factors that could affect our quarterly financial results include:

•	the size, timing, pricing structure and other terms of specific orders by our customers;

•	the timing of the delivery to and the installation and acceptance of our products by our customers;

•	the timing of our development and introduction of new products or applications;

•	the relative mix of product and license fees and services fees included in our revenues;

•	the relative mix of hardware- and software-related revenues in our total revenues;

•	the relative percentages of products sold through our direct and indirect sales channels;

•	the timing of and level of our investments in research and development activities, and the timing of and magnitude of our sales and marketing and general and administrative expenses;

•	changes in, and our ability to implement, our strategy; and

•	other risks described below.

A significant portion of our operating expenses, including rent and salaries, is largely fixed in nature. Accordingly, if revenues are below expectations, our financial results are likely to be adversely and disproportionately affected because these operating expenses are not variable in the short term and cannot be quickly reduced to respond to unanticipated decreases in revenues.

Our financial results are also likely to fluctuate due to factors that impact our current and prospective customers. Expenditures by customers tend to vary in cycles that reflect overall economic conditions, individual budgeting and buying patterns and, in some cases, the ability of some of our customers to obtain the financing they require to make capital expenditures. Our business has been harmed by a softening economy, and we would be further harmed by a continued decline in the economic prospects of our customers or the economy in general. This harm would be exacerbated by a decline in the economic prospects of our current and prospective customers in Europe, as revenues from this region have historically represented the majority of our total revenues. In many cases, these adverse economic conditions have altered current and prospective customers’ capital spending priorities or budget cycles, which have extended our sales cycle. These adverse effects could continue and could impact our customers’ ability to meet their financial obligations to us. Our business also could be harmed by changes in customer spending patterns reflecting industry trends. For example, customer budgetary constraints have contributed to downward sales price pressure on some of our products and on renewals of product support agreements for our GeoProbe and Orion products, which has adversely affected our revenues. In addition, our financial results historically have been influenced by seasonal fluctuations, with orders and revenues tending to be strongest in the fourth quarter of each year and orders and revenues in our first quarter tending to be lower than the levels achieved in the preceding quarter. We believe that this seasonality has been due in large part to the capital appropriation practices of many of our customers.

As a result of all of the foregoing, we cannot assure you that our revenues will grow or remain stable in future periods or that we will remain profitable. In addition, in some future quarters our financial results may be below the expectations of public market analysts or investors. In such event, the market price of our common stock would likely fall.

A further slowdown in communications spending, or consolidations or bankruptcies in the communications industry could harm our business, financial condition and results of operations.

We have derived substantially all of our revenues from sales of products and related services to the communications industry. Since early 2001, we and a number of other companies have been impacted by reduced spending by communications carriers and equipment manufacturers, and some industry analysts project further spending reductions in future periods. In some cases, the continued viability of some carriers and equipment manufacturers is in question. Our business, financial condition and results of operations could be materially harmed in the event that conditions continue to worsen in our industry or in the event that there are consolidations of our current customers, which could result in the displacement of our products by a competitor’s products preferred by the other party to the consolidation, or bankruptcies of our current or prospective customers, which could result in reduced revenues or significant write-offs of uncollectible accounts receivable. Additionally, slowdowns in spending often cause delays in sales and installations and could cause cancellations of current or planned projects, any of which could harm our financial results in a particular period.

Our financial results could be materially harmed if demand for our new products is less than we anticipate or the performance of our products falls below the levels required by our customers.

A key component of our strategy is the ability to successfully develop, introduce and market new Unified Assurance and Diagnostics products and applications. Although we have obtained feedback from our customers and potential customers regarding our development and product strategy, we have made certain assumptions as to the needs of our customers and the features, functionality and performance expected by them. Our current or prospective customers may not order these new products and applications.

Also, purchase decisions regarding our new Orion and Beamer products and applications may be made by individuals within organizations with which we have no significant existing relationships, such as customer service or sales and marketing departments. We may not be successful in developing the relationships necessary to sell our Orion and Beamer products and applications.

Our revenues are highly concentrated among a small number of customers.

A large percentage of our revenues are typically derived from a small number of customers, and we expect this trend to continue. For example, in the six months ended June 30, 2003, approximately 60% of our revenues were derived from the ten largest customers in the period, with one international customer accounting for approximately 24% of our total revenues and another accounting for approximately 11% of total revenues. Additionally, British Telecom and Deutsche Telekom, on a combined basis, accounted for approximately 29% of total revenues in the six months ended June 30, 2003. Although the customer make-up of our largest projects varies from quarter to quarter, a small number of significant repeat customers frequently account for a significant portion of our revenues in a given period. If we lose one of our significant repeat customers, our financial results could be harmed. Additionally, if one or more of these significant repeat customers experiences adverse conditions in its industry or operations, including the continued impact of the current economic downturn and reductions in communications spending, these customers may not be able to meet their ongoing financial obligations to us or purchase additional products.

Changes or delays in the implementation or customer acceptance of our products could harm our financial results.

Revenues for our Unified Assurance Solution products, which accounted for the majority of our total revenues in the six months ended June 30, 2003, are typically recognized upon the completion of system installation or customer acceptance. Delays caused by us or our customers in the commencement or completion of scheduled product installations and acceptance testing may occur from time to time due to site-readiness delays, the often comprehensive processes for testing and acceptance required by certain of our customers, insufficient personnel on the part of us or our customers to complete a project, the lengthening of implementation schedules due to the introduction of new features or applications, or other issues. Because a significant portion of our revenues on a quarterly basis is derived from a small number of customer projects, product installation delays could materially harm our financial results for a particular period. With respect to contracts providing for a significant payment or performance milestone tied to customer acceptance or allowing customer return, termination or similar rights prior to acceptance, we generally do not recognize revenue until acceptance is achieved. For new products, we typically recognize revenue initially upon acceptance. As a result, in cases where the recognition of revenue is tied to customer acceptance, the failure to obtain acceptance or delayed acceptance could harm our financial results for a particular period. Additionally, we may be subject to penalties or other customer claims for a failure to meet contractually agreed upon milestones or deadlines.

The sales cycle for our products is long, which could harm our quarterly financial results.

Sales of our Unified Assurance Solution products, which since 1998 have accounted for the majority of our total revenues, are made predominantly to large communications carriers and involve significant capital expenditures as well as lengthy sales cycles and implementation processes. Sales to this type of customer generally require an extensive sales effort throughout the customer’s organization and final approval by an executive officer or other senior-level approval. We expend substantial funds and management effort pursuing these sales. Additionally, potential customers often maintain comprehensive processes for internal approval, contracting and procurement, which may cause potential sales to be delayed or foregone. As a result of these and other factors, the sales cycle for our products is long, historically ranging from six to 18 months for our Unified Assurance Solution (excluding the cycle for subsequent applications and enhancements, which varies widely) and averaging three months for occasional, large sales of our Diagnostics products. Accordingly, our ability to forecast the timing and amount of specific sales is limited, and the deferral or loss of one or more significant sales could materially harm our financial results in a particular quarter, especially if there are significant sales and marketing expenses associated with any deferred or lost sales.

Competition is intense, may intensify and could result in increased downward pricing pressure, further reduced margins and the loss of market share.

Competition for all of our products is intense, is expected to continue and in some cases may intensify. We compete principally with a number of U.S. and international suppliers that vary in size and in the scope and breadth of the products and services offered. We compete to a lesser extent with systems developed internally by current and prospective customers. Certain of our competitors have, in relation to us, longer operating histories, larger installed customer bases, longer-standing relationships with customers, greater name recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. As a result, these competitors may be able to more quickly develop or adapt to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. Additionally, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. Increased competition could result in increased downward pricing pressure, further reduced margins and the loss of market share. We continue to experience pressure on sales prices for our GeoProbe and Orion products, especially for those applications for which there is a competitive offering, or in highly competitive situations involving prospective customers.

Our business depends on retaining our existing key personnel.

Our business depends to a significant extent upon the continued service and performance of a relatively small number of key senior managers, technical personnel and sales and marketing personnel, none of whom are bound by an agreement to remain in our employ. The loss of any existing key personnel, or the inability to attract, motivate and retain additional key personnel, could harm our business, financial condition and results of operations.

We may be unable to adapt to rapid technological change and evolving customer requirements.

The introduction by others of products involving superior technologies or the evolution of alternative technologies or new industry protocol standards could render our existing products, as well as products currently under development, obsolete and unsalable. We believe that our future success will depend in part upon our ability, on a timely and cost-effective basis, to continue to:

•	develop and introduce new products or applications for the communications market;

•	enhance our Unified Assurance Solution and Diagnostics products;

•	keep pace with evolving industry protocol standards, next-generation technologies and changing customer needs; and

•	achieve broad market acceptance for our products.

We cannot assure you that we will achieve these objectives.

Over the long term, we expect carrier spending for traditional networks to decrease from current levels, which requires that we continue to develop products and applications for networks based on emerging next-generation wireless and packet-based technologies and standards. We may not successfully develop additional competitive products for these emerging technologies and standards.

Products as complex as those currently under development by us frequently are subject to delays, and we cannot assure you that we will not encounter difficulties, such as the inability to assign a sufficient number of qualified technical personnel to key projects or other unanticipated causes, that could delay or prevent the successful and timely development, introduction and marketing of these potential new products. Even if such potential new products are developed and introduced, we cannot assure you that they will achieve any significant degree of market acceptance. In addition, our products are implemented with our purpose-specific hardware platform and certain third-party hardware. We cannot assure you that we will be able to design and manufacture, or procure from third parties, the hardware necessary to successfully implement our new products and applications.

A majority of our revenues have historically come from our international customers, and, as a result, our business may be harmed by political and economic conditions in foreign markets and the challenges associated with operating internationally.

Historically, revenues from international markets have represented the majority of our total revenues, and international revenues as a percentage of total revenues have increased in recent quarters. We expect revenues from international markets to continue to represent the majority of our total revenues for the foreseeable future. International business activities involve certain risks, including:

•	management of our geographically dispersed operations;

•	longer sales cycles in certain countries, especially on initial entry into a new geographical market;

•	greater difficulty in evaluating a customer’s ability to pay, longer accounts receivable payment cycles and greater difficulty in the collection of past-due accounts;

•	general economic conditions in each country;

•	currency controls and exchange rate fluctuations;

•	challenges associated with operating in diverse cultural and legal environments;

•	seasonal reductions in business activity specific to certain markets;

•	loss of revenues, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

•	foreign taxes and the overlap of different tax structures, including modifications to the U.S. tax code as a result of international trade regulations;

•	greater difficulty in safeguarding intellectual property;

•	import and export licensing requirements and other trade restrictions;

•	involuntary renegotiation of contracts with foreign governments and communications carriers; and

•	existence or adoption of laws and regulations affecting the operation and taxation of our business and the general business climate for foreign companies.

We may be unable to produce sufficient quantities of our products because we obtain various key components from sole and limited source suppliers. If we are unable to obtain these components, or if the prices of these components increase, we could be unable to ship our products in a timely manner or our product costs could be materially impacted.

We could experience delays or reductions in product shipments or increases in product costs if we are unable to obtain sufficient key components as required or to develop alternative sources if and as required in the future. Currently, our products utilize certain components that are available from only one or a limited number of suppliers. While alternative suppliers have been identified for a variety of key components, those alternative sources have not been qualified or activated by us. Our qualification process could be lengthy, and we cannot assure you that additional sources would become available to us on a timely basis, or if such sources were to become available, that the components would be comparable in price and quality to our current components. We generally do not execute long-term supply agreements with our suppliers and, in the case of many components, make our purchases with purchase orders on an “as-needed basis.” Some of the components our products utilize require long order lead-times, in certain cases up to nine months. Other components that currently are readily available may become difficult to obtain in the future. Our failure to order sufficient quantities of these components in advance of product delivery deadlines could prevent us from adequately responding to unanticipated increases in customer orders. In the past, we have experienced delays in the receipt of a variety of our key components, which have resulted in delays in product deliveries. In addition, the cost of various key components of our products has fluctuated significantly in the past based on supply and demand factors. Significant changes in supply and demand characteristics in the future could cause the cost of various components to increase, which could adversely impact our product costs.

Key components used in our products may become obsolete. If we are unable to find and design in replacement parts, we may be unable to ship our products in sufficient quantities.

From time to time, components used in our products are declared obsolete and no longer produced by our suppliers. Historically, we have typically received adequate notice from these suppliers so that we may procure quantities of these parts sufficient to allow us time to find and design new parts into our products; however, we cannot assure you that we will always be provided adequate notice. If we are not given adequate notice, we may be unable to produce sufficient quantities of our products to satisfy demand. Also, we cannot assure you that replacement parts will be readily available or that we will be able to design new parts into our products on a timely basis at a reasonable cost. If we are not able to produce sufficient quantities of our products, our financial results could be harmed.

Our inventory may become obsolete or unusable.

From time to time, we make advance purchases of various component parts in relatively large quantities to ensure that we have an adequate and readily available supply. Our failure to accurately project our needs for these components and the demand for our products that incorporate them, or changes in our business strategy that reduce our need for these components, could result in these components becoming obsolete prior to their intended use or otherwise unusable in our business, which in turn could result in significant write-offs of inventory.

We rely in part on third-party subcontractors in the manufacture and development of our products. Our ability to sell products to our customers could be impaired if these subcontractors do not meet their commitments to us.

Any disruption in our relationships with third-party subcontractors and our inability to develop alternative sources if and as required in the future could result in delays or reductions in product shipments or increases in product costs. We rely exclusively upon third-party subcontractors to manufacture our subassemblies, and we have retained, from time to time, third-party design services in the layout of circuit boards. We also frequently subcontract the development of specific features or enhancements for our products. Our reliance on third-party subcontractors involves a number of risks, including the potential absence of adequate capacity, the unavailability of or interruption in access to various process technologies, and reduced control over product quality, delivery schedules, manufacturing yields and costs.

We rely upon software licensed from third parties. If we are unable to maintain these software licenses on commercially reasonable terms, our business, financial condition and results of operations could be harmed.

We rely upon software that we license from Oracle Corporation, Cognos Incorporated and other third parties, including software that is integrated with our internally-developed software and used in our products to perform key functions. In certain cases, we are unable to obtain long-term pricing commitments for this software. The inability to maintain any software licenses on commercially reasonable terms could result in shipment delays or reductions until equivalent software could be developed or licensed and integrated into our products. Additionally, the presence of defects or errors in this software could result in claims against us or damage to our reputation and business, recourse for which might not be available against the related licensors.

We may not receive the intended benefits of future acquisitions, joint ventures or other business relationships.

We may in the future pursue acquisitions of businesses, products and technologies, or the establishment of joint venture, strategic partnership or other arrangements that could expand our business and product offerings. The negotiation of potential acquisitions or strategic relationships, as well as the integration of an acquired or jointly developed business, technology or product, could cause diversion of management’s time and resources. Future acquisitions and strategic relationships by us could result in potentially dilutive issuances of equity securities, a material reduction in cash reserves, the incurrence of debt and contingent liabilities, research and development write-offs and other acquisition-related expenses. We cannot assure you that any acquisition or joint venture will be successfully integrated with our operations. If we were to pursue any such acquisition or strategic relationship, we may not receive the intended benefits of the acquisition or strategic relationship.

We may be accused of infringing the proprietary rights of others, which could subject us to costly and time-consuming litigation.

The communications industry is characterized by the existence of a large number of patents and frequent allegations of patent infringement. We have received, and may receive in the future, notices from holders of patents that raise issues as to possible infringement by our products. As the number of competitive products increases and the functionality of these products further overlaps, we believe that we may become increasingly subject to allegations of infringement. Questions of infringement and the validity of patents in the field of communications signaling technologies involve highly technical and subjective analyses. Patent holders may initiate legal proceedings in the future against us, and if any proceedings are initiated, we may not be successful in defending ourselves. Any claim or proceeding could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays, or force us to enter into royalty or license agreements rather than dispute the merits of any such claim made or proceeding initiated against us. Any such royalty or license agreements may not be available on terms acceptable to us, if at all.

Our limited ability or failure to protect our intellectual property may materially harm our ability to compete.

Our continued success is dependent in part upon our proprietary technology. To protect our proprietary technology, we rely on a combination of technical innovation, trade secret, copyright and trademark laws, non-disclosure agreements and, to a lesser extent, patents, each of which affords only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights in our products to the same extent as do the laws of the U.S. Despite the measures taken by us, it may be possible for a third party to copy or otherwise obtain and use our proprietary technology and information without authorization. Policing unauthorized use of our products is difficult, and litigation may be necessary in the future to enforce our intellectual property rights. Any litigation could be time consuming and expensive to prosecute or resolve, result in substantial diversion of management attention and resources, and materially harm our business, financial condition and results of operations. We may not be successful in protecting our proprietary technology or our proprietary rights may not provide us a meaningful competitive advantage.

We may face potential liability for product defects.

Products as complex as ours may contain undetected defects or errors, especially when first introduced or as enhancements are released, that, despite our testing, are not discovered until after a product has been installed and used by customers. Defects or errors could result in delayed market acceptance of the product, claims against us or damage to our reputation and business. We generally include provisions in our agreements with customers that are intended to limit our exposure to potential liability for damages arising out of defects or errors in our products. However, the nature and extent of these limitations vary from agreement to agreement, and it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or current or future laws enacted in one or more of the jurisdictions in which we do business. Although we have not experienced any product liability suits to date, the sale and support of our products entail the risk of these claims. We carry insurance that mitigates our risk associated with certain product liability claims, but the policy is subject to coverage limits, various exceptions and options to cancel prior to term and may not be sufficient to cover all claims. Any product liability claim brought against us, regardless of its merit, could result in material expense to us, diversion of management attention and resources, and damage to our business reputation and our ability to retain existing customers or attract new customers.

Our business and reputation could suffer if we do not prevent security breaches.

We have included security features in some of our products that are intended to protect the privacy and integrity of customer data. Despite the existence of these security features, our products may be vulnerable to breaches in security due to unknown defects in the security mechanisms, as well as vulnerabilities inherent in the operating system or hardware platform on which the product runs and/or the networks linked to that platform. Security vulnerabilities, regardless of origin, could jeopardize the security of information stored in and transmitted through the computer systems of our customers. Any security problem may require significant capital expenditures to solve and could materially harm our reputation and product acceptance.

Following the offering, our two largest stockholders will own approximately             % of our common stock, which gives them substantial control over the management and affairs of our company and could delay or prevent a change of control.

Upon completion of this offering and assuming the over-allotment option is not exercised, the selling stockholders, who are also two of our founders, Samuel S. Simonian, chairman of our board, and Elie S. Akilian, our president and chief executive officer and a director, collectively will beneficially own approximately             % of the outstanding shares of our common stock. Consequently, if these individuals were to act together, they could exert effective control over the outcome of all matters submitted for stockholder action, including the election of our board of directors and the approval of significant corporate transactions. They also have significant control over the management and affairs of our company, which could have the effect of delaying or preventing a change in control of our company. In addition, as two of the five members of our board of directors, Messrs. Simonian and Akilian have significant influence in directing the actions taken by our board.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of our company.

Our certificate of incorporation and bylaws and Delaware law contain provisions that may have the effect of discouraging, delaying or preventing a change in control of our company or unsolicited acquisition proposals that a stockholder may consider favorable. For example, we have a classified board of directors with staggered, three-year terms, our stockholders are unable to take action by written consent, our stockholders are limited in their ability to make proposals at stockholder meetings, and our board of directors is empowered to issue blank-check preferred stock without any need to obtain stockholder approval.

Volatility in our stock price could result in claims against us.

The market price of our common stock has been, and is likely to continue to be, highly volatile. In the periods listed below, the market price of our common stock has ranged as follows:

2003	High	Low
Third Quarter (through September 17, 2003)	$16.00	$9.76
Second Quarter	10.50	5.87
First Quarter	8.25	5.78

2002
Fourth Quarter	$6.98	$4.15
Third Quarter	6.68	4.00
Second Quarter	10.30	5.71
First Quarter	11.05	7.91

Our stock price may be significantly affected by factors such as:

•	variations in our results of operations;

•	changes in our business strategy;

•	future sales of our common stock, particularly by institutional investors with large holdings and by our founders;

•	the announcement of technological innovations or new products by us, our competitors or others;

•	market analysts’ estimates of our performance, our customers’ or competitors’ performance or the performance of the communications industry in general;

•	the financial and other announcements made by us, our competitors or customers;

•	general market and economic conditions; and

•	equity market conditions and industry-specific equity market trends.

The public markets have experienced significant volatility that has particularly affected the market prices of securities of many technology and communications companies for reasons that have often been unrelated to financial results. This volatility has and may continue to materially harm the market price of our common stock as well as our visibility and credibility in our markets.

Additionally, in the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its common stock. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and diversion of management attention and resources.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference in this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than historical or current facts, including, without limitation, statements about our business strategy, plans and objectives of management and our future prospects, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from these expectations. Such risks and uncertainties include, without limitation, the following:

•	our operating results are difficult to predict and are likely to vary significantly from quarter to quarter in the future;

•	we could be materially harmed in the event of a continued general economic slowdown, reduced spending by communications carriers and equipment manufacturers or consolidations or bankruptcies involving our current or prospective customers;

•	we could be materially harmed if demand for our products is less than we anticipate;

•	we could be materially harmed if the market for current- and next-generation network products and applications fails to develop as we currently anticipate;

•	expected increased competition could result in further price reductions and reduced margins, as well as loss of market share; and

•	other risks indicated above under the caption “Risk Factors” beginning on page 3.

These risks and uncertainties are beyond our control and, in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. When used in this prospectus, the words “believes,” “plans,” “expects,” “anticipates,” “intends,” “continue,” “may,” “will,” “could,” “should,” “future,” “potential,” “estimate,” or the negative of such terms and similar expressions as they relate to us or our management are intended to identify forward-looking statements.

USE OF PROCEEDS

We are contractually committed to effect the registration of the common stock offered by this prospectus pursuant to our obligations under a Registration Rights Agreement dated July 23, 1998 by and between Inet and the selling stockholders. We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus, but we are obligated to bear substantially all of the fees and expenses associated with the offering of these shares, excluding underwriting discounts and commissions relating to the sale of shares offered hereby.

BUSINESS

Overview

Inet Technologies, Inc. is a global provider of communications software products that enable communications carriers to more strategically and profitably operate their businesses. Our Unified Assurance Solution and our Diagnostics products help our customers reduce capital and operating expenditures, improve customer acquisition and retention rates, protect and grow revenues, and more quickly and effectively develop products or services. Our products address next-generation networks, including mobile data and voice-over-packet technologies, and traditional networks.

Using our Unified Assurance Solution, which includes the GeoProbe, Orion and Beamer products, communications carriers are able to simultaneously manage their voice and data services at the network, service and customer layers to detect network and service problems in real time, enabling proactive identification of specific customers impacted by network or service issues. These products capture actual signaling network traffic and then process, correlate and analyze the traffic data to create and display customer experience information, service quality metrics and a network-wide view. This information empowers a carrier’s customer service, sales, marketing and network operations organizations to proactively manage the quality of service delivered to its most valuable customers. These products also alert the carrier to network problems, such as congestion, misrouted calls due to equipment errors and service degradation, so that action can be taken to quickly resolve issues, often before its customers are impacted and significant revenue is lost. Our Diagnostics products include the Spectra2, Spectra and Spectra Trunk Tester, which assist communications carriers and equipment manufacturers in quickly and cost-effectively designing, deploying and maintaining current- and next-generation networks and network elements.

We were founded in 1989, and during the early years of our operations we focused primarily on developing and selling diagnostics tools for a predecessor to the Signaling System 7 (or SS7) signaling protocol. Our initial Diagnostics product, Spectra, was first introduced in December 1990. As the telecommunications industry increasingly adopted SS7, we shifted our focus to developing and deploying SS7-based products as well as broadening our portfolio of applications. In 1993, we began developing a complete monitoring and surveillance system for SS7 signaling networks, culminating in the introduction of our network assurance product, GeoProbe, in late 1995. Since the introduction of GeoProbe, we have continued to add capabilities and applications, including a suite of revenue assurance applications that was introduced between late 1999 and throughout 2001, which were formerly marketed as part of our IT:seven business intelligence applications. In February 2003, we introduced Orion, our service assurance product, and Beamer, our customer assurance product. Most of our revenue assurance applications are now part of our GeoProbe and Orion product offerings. In recent years, we have enhanced our products to enable them to address new and emerging signaling technologies, such as next-generation wireless and voice-over-packet. In early 2003, we introduced our initial network assurance product to address General Packet Radio Service (GPRS) mobile data networks and in May 2003, we introduced Spectra2 version 3.0, our next-generation voice-over-packet test tool.

Historically, we have generated substantially all of our revenues from sales of our GeoProbe and Spectra products. All other revenues have been derived from services relating to our products, including training, warranty and product support. Revenues attributable to GeoProbe have represented a majority of our total revenues since 1998. We expect revenues from our Unified Assurance Solution will represent a majority of our revenues for the foreseeable future.

Our target customers include current- and next-generation tier-one wireless and wireline carriers as well as communications equipment manufacturers throughout Europe, North America and select countries in the Asia/Pacific region. A partial list of our carrier customers includes Alltel, AT&T, British Telecom, Deutsche Telekom, Global Crossing, MCI, O2, Orange Communications, PTK Centertel, Qwest Communications, Sprint, Swisscom Fixnet, Swisscom Mobile, Telekom Austria, Telstra, T-Mobile USA, TTNet and Vodafone. A partial list of our equipment manufacturer customers includes Alcatel, Cisco, Lucent, Motorola and Nortel.

As of June 30, 2003, we had sold our products to more than 660 customers in approximately 65 countries. Sales to customers in international markets accounted for approximately 72% of total revenues in 2002, approximately 62% of total revenues in 2001 and approximately 56% of total revenues in 2000. Sales to customers in the United Kingdom accounted for approximately 27% of total revenues in 2002, approximately 19% of total revenues in 2001 and approximately 16% of total revenues in 2000. Sales to customers in Germany accounted for approximately 11% of total revenues in 2002 and approximately 14% of total revenues during 2001. No other individual foreign country accounted for 10% or more of total revenues in 2002, 2001 or 2000.

Industry Background

The Communications Industry

Deregulation of the communications industry has increased the competitive landscape by allowing the emergence of more competitive communications carriers. The increased competition created by deregulation put pressure on all communications carriers to differentiate themselves from competitors. Differentiation was initially achieved by providing advanced, value-added services and features (such as toll-free “800” numbers, caller ID, three-way calling, voice messaging and internet access) at compelling prices with competitive subsidies while delivering a high level of quality of service to customers. The result was an increase in the number of communications service providers and options available to consumers.

Over the past decade, mobile communications and related technologies have been developed to enable mobile communications services to become available at reasonable prices, although initially at questionable quality levels. Mobile communications carriers have invested heavily in infrastructure and handset technologies, and have spent significant sums in acquiring and retaining subscribers to build market share. Now that many of these carriers have mobile data and voice network footprints in place, their emphasis has shifted from network expansion to the management of these multiple technologies. The challenge of managing multiple technologies is compounded due to the inherent complexity of wireless networks, compared to fixed-line networks, which is driven by the greater volume of signaling messages due to roaming, Short Message Service (SMS) text messages, customer authentication and wireless transactions, in addition to basic call setup. Because of this complexity and the growth of mobile data networks, mobile carriers are looking for ways to simplify network management while concurrently moving towards more proactive performance management at the service and customer layers. In addition, a number of fixed-line carriers have recently started to design and deploy voice-over-packet networks in an effort to lower operating expenses and capital expenditures and simplify network management through the deployment of one network infrastructure to accommodate both voice and data traffic.

Over the past two to three years, the communications industry has experienced depressed economic conditions. Today, many communications service providers are faced with challenging financial conditions. These factors have contributed to increased consolidation within the industry and have forced many carriers to focus on survival. As a result, the mode of differentiation has changed—most carriers now offer a similar suite of services, sell them for near the same price and offer comparable subsidies to subscribers. One of the few strategic differentiators—and one that the carrier can control—is the quality of service provided to its customers. To remain competitive, carriers must provide a high level of service quality and reliability. The emphasis has shifted from network expansion, capacity growth and the acquisition of customers at any price to managing performance and service quality in an effort to maintain the existing customer base. The ability to provide and ensure high-performing services to customers is a key to minimizing customer turnover, or churn, in a carrier’s customer base. In addition to an increased emphasis on quality of service delivered, carriers continue to look for ways to reduce network operating costs and capital expenditures, as well as identify new revenue opportunities by better utilizing existing network infrastructure.

Signaling and the Need for a Unified Approach to Network, Service and Customer Assurance

A communications network must not only convey information between points, it must also determine the best routes for connections, control the allocation of resources used to transfer the information and keep transaction records for billing and measurement purposes. A communications session involves two types of information: the session content (voice, computer data or video) and information about the session (such as the identities of the party initiating the session and the destination party) that is required to establish a connection and manage and bill for the session. This information about the session is generally referred to as signaling, or the “command and control” of the network.

Even a relatively simple communications session requires a sophisticated series of signaling-related transactions. Wireless data, mobility of subscribers, SMS and other advanced services increase the number of signaling messages required for each session, which in turn tends to increase the number of network elements, the complexity of the elements and the signaling interfaces required in the network. As carriers roll out new services and technologies, network complexity increases, which makes performance management more of a challenge.

Proactive performance management and the ability to manage multiple network technologies are necessary for a carrier to achieve a holistic view of its networks. If network problems are not detected on a timely basis, they can result in service and network downtime, which will result in a negative experience for customers. The challenge with many performance management systems today is the absence of transparency or linkage between actual network problems and the services and customers being impacted by the problems. We believe that for a carrier to truly manage its business strategically, it must have the ability to link activity among the network, service and customer layers.

Using a unified approach to performance management, once a problem is detected at the network level, operations engineers can determine what services are being impacted by the problem and, more specifically, which customers are experiencing service degradation as a result of the problem. Alternatively, if a customer service representative notices that a high-value customer is experiencing quality problems, the troubleshooting process can be expedited by determining the specific services or network elements causing the problem. Once the root cause of the problem is determined, operations personnel can prioritize their efforts to focus on resolving the issues that will positively impact the most important customers experiencing service degradation. We believe that providing a unified view of information across multiple networks and technologies—and linking that information from a network, service and customer perspective—is critical for a carrier to successfully manage the quality of service delivered to its highest-value customers.

The Inet Strategy

Our mission is to be a leading provider of communications software products and applications for current- and next-generation communications carriers and equipment manufacturers worldwide. Key elements of our strategy to achieve this objective include:

Continuing to Strive for the Highest Level of Customer Satisfaction.    Since our inception in 1989, customer satisfaction has been one of our primary goals. Our customers include some of the largest communications carriers and equipment manufacturers in the world, and we view our customer base as one of our greatest assets. Based on experience with our existing customers, we believe that achieving early widespread deployment of our products in a particular carrier’s network and achieving high levels of customer satisfaction provide significant ongoing opportunities for sales of new and expansion systems, additional applications and other new offerings. As an example, our existing customers have generated a large portion of our revenues historically – in excess of 80% in recent quarters. A key element of our strategy is to continue to leverage additional revenue opportunities with our customer base. We intend to do this by working closely with our installed customer base to identify opportunities for the sale of expansion systems, additional applications and new products as they become available. To successfully achieve this goal, we believe it is critical that we maintain and strengthen our existing customer relationships.

Developing Products and Applications for the Current- and Next-Generation Wireless Data and Voice-Over-Packet Markets.    Historically, demand for our products has been driven by the deregulation of communications markets worldwide and growth in fixed-line networks. Today, most of the large global fixed-line carriers employ a basic network management system, such as our GeoProbe product. Because wireless carriers have most recently been focused on network expansion, the penetration of network management systems within wireless networks is lower than that of wireline networks. We believe that the focus of wireless providers has recently shifted from network expansion to network, service and customer performance management. We believe that this shift towards proactive performance management, the extremely competitive environment for wireless services and the challenges of managing multiple technologies present a growth opportunity for us. We also believe that the rollout of next-generation wireless technologies, specifically GPRS and Universal Mobile Telecommunications System (UMTS), and voice-over-packet technologies further increases the opportunity for us. As a result of these factors, the majority of our sales and marketing and product development efforts are targeted towards the mobile data and voice-over-packet markets.

Focusing on Sales to Tier-One Communications Carriers and Equipment Manufacturers in Key Geographic Regions.    We are pursuing business throughout the world in markets that we believe offer the most significant and profitable growth opportunities. We have made the decision to focus our direct sales and marketing efforts in Europe, North America and select countries in the Asia/Pacific region with the majority of our efforts targeted toward the current- and next-generation tier-one wireless and wireline carriers and communications equipment manufacturers. Although the percentage of our revenues attributable to international markets was 77% during the first six months of 2003 and 72% in 2002, and revenues attributable to international markets are expected to remain a majority of our total revenues for the foreseeable future, we believe that our expanded product portfolio should enable us to increase our penetration rate in North America. We intend to expand our global market share by cultivating our relationships with existing customers, targeting large mobile and fixed-line carriers that are not currently customers and adding resellers in key global markets as business conditions warrant. Our focus on tier-one carriers is fueled by two primary factors. First, the capability of our products to scale to support the world’s largest communications networks and the wide range of applications we offer provide us with a strong competitive position. Second, we believe the tier-one carriers will survive and emerge from the current slowdown aiming to streamline and optimize their operations and will be willing to commit the substantial resources required to purchase and maintain sophisticated systems and applications such as the ones we offer.

Investing in Research and Development to Provide Technological Leadership and to Broaden Our Product Portfolio.    Much of our success to date has been driven by our ability to develop new products and applications to sell to communications carriers and equipment manufacturers. We believe that we have gained significant expertise in communications technologies and related signaling protocols in the course of the design, development and implementation of our current product offerings and through our work with our existing customer base. We intend to leverage this core competency and continue to invest in the strategic area of research and development and to facilitate differentiation through the performance, features and scalability of our products as well as the breadth and depth of our product portfolio. We believe that continued research and development investments—for both new product development and enhancements to our current offerings—will help us maintain or strengthen our position as a technological leader in our chosen markets. We also believe that the addition of new products and applications to our existing product portfolio will facilitate our ability to acquire new customers and further penetrate our existing customer base. Therefore, we plan to continue to invest in next-generation communications technologies such as GPRS, UMTS and voice-over-packet.

Managing Our Business for Profitability.    Since our inception, we have managed our business for profitability. We believe continued profitability is critical to maintain our high level of investment in new product development, provide a positive future for our employees and create value for our stockholders. Over the past two to three years as the economy has weakened and demand for our products has slowed, we have taken actions to align our cost structure with the reduced level of business. As a result of these actions, we have continued to be profitable despite a challenging market environment. We intend to continue to aggressively manage and monitor our cost structure, in light of ongoing business trends.

Inet’s Product Offerings

We provide communications software products that enable communications carriers to more strategically and profitably operate their businesses. Our product areas include the following:

Unified Assurance Solution

We have been delivering network management systems to communications carriers since 1995. Recently, we believe industry trends have begun to shift: carriers that were once focused on the rapid acquisition of customers at any cost and expansion of their networks are shifting their efforts to reduce operating and capital expenditures, streamline operational support systems and focus on the service delivered to high-value customers to minimize churn and maximize revenues and profitability. Because of this fundamental change in carriers’ business needs, our product strategy has evolved and we have broadened our product portfolio.

In early 2003, we introduced our Unified Assurance Solution, which includes products that address network, service and customer assurance. A key capability of the Unified Assurance Solution is its ability to seamlessly link workforce processes and activities among a carrier’s network, service and customer-facing organizations and to do so across multiple voice and data technologies. The resulting benefit is that carriers are able to achieve the following:

•	Network Assurance Across Multiple Technologies. Our product that addresses network assurance is GeoProbe. GeoProbe allows communications carriers to proactively monitor, manage and diagnose the overall health of voice and data networks across multiple technologies based on performance metrics and real-time call tracing and alarming tools. In addition to accelerating problem detection and resolution, network engineers are empowered to make informed capacity planning and traffic management decisions.

•	Service Assurance Across Multiple Networks. Our product that addresses service assurance is Orion. Orion has two applications that are currently available, one of which addresses interconnection management and another that addresses customer mobility issues for wireless carriers. We plan to introduce new applications and functionality for Orion in late 2003 that will add the capability for Orion to provide the information needed to address the performance of a carrier’s most profitable services, both within and beyond network boundaries, with an actionable path to problem resolution.

•	Customer Assurance Across Multiple Services. Our product that addresses customer assurance is Beamer. Beamer provides visibility into the actual quality of service levels experienced by a carrier’s highest-value customers and an actionable path to problem resolution.

Using our Unified Assurance Solution, communications carriers are able to simultaneously manage their voice and data services at the network, service and customer layers to detect network and service problems in real time, enabling proactive identification of customers impacted by network or service issues. These products capture actual signaling network traffic and then process, correlate and analyze the traffic data to create and display customer experience information, service quality metrics and a network-wide view, to empower a carrier’s customer service, sales, marketing and network operations organizations to proactively manage the quality of service delivered to its most valuable customers.

The key benefits of our Unified Assurance Solution include opportunities for improved acquisition and retention rates of high-value customers, streamlined operational support systems, reduced operating expenses and capital expenditures resulting from increased organizational efficiencies, and informed business planning.

A variety of additional applications will be available for each product so that our customers can customize the system to meet their specific needs and objectives. Carriers can purchase our products individually or as the complete Unified Assurance Solution.

Network Assurance

Our product to address network assurance is GeoProbe. GeoProbe, which was initially introduced in late 1995, is used by both wireless and fixed-line communications carriers to proactively monitor, manage and diagnose the overall health of voice and data networks based on performance metrics and real-time call tracing and alarming tools. We also offer a suite of revenue assurance applications as part of our GeoProbe offering.

Network engineers use GeoProbe for:

•	monitoring network performance;

•	accelerating problem detection;

•	informed network capacity planning;

•	traffic management;

•	proactive troubleshooting;

•	revenue assurance; and

•	network security.

GeoProbe’s network-wide monitoring applications enable early warning of network faults, collection of statistics for network performance analysis, real-time and historical call tracing and troubleshooting. GeoProbe is delivered on an open, purpose-specific hardware platform designed by us as a scalable, distributed, multi-processing platform, which non-intrusively captures signaling network traffic and processes the raw data in real time through multiple software applications. GeoProbe has open interfaces to allow data delivery to third-party systems.

GeoProbe can provide a network-wide view regardless of topology, number of protocols or number of different vendor elements in use. It passively, or non-intrusively, monitors all messages that flow over each signaling interface and can automatically correlate these messages in real time to reconstruct every voice and data session in a carrier’s network. This capability provides session analysis for troubleshooting, problem detection and network integrity assurance. In addition, the information collected by GeoProbe improves a carrier’s ability to optimize the performance of its network.

GeoProbe provides session and network status information to users through a graphical user interface and through web-based reporting and analysis applications. The graphical user interface displays maps that represent network elements, such as Serving GPRS Support Nodes, Gateway GPRS Support Nodes, Mobile Services Switching Centers, Base Station Controllers (BSCs), or Signal Transfer Points (STPs). GeoProbe also provides users with the flexibility to configure their systems to set up triggers to detect events, filters, alarms and statistics based on their specific needs. When failures or user-specified events occur, an icon representing the affected network element changes colors to alert the user to potential trouble or the occurrence of the failure or event.

The platform’s modular design accommodates growth in a carrier’s network and facilitates the implementation of enhanced features simply by the addition of processor cards to the system or deployment of additional system components in conjunction with adding software capabilities.

We have developed a number of advanced network monitoring software applications for use with GeoProbe, including network surveillance, troubleshooting and network security applications. All GeoProbe applications are based on data captured directly from the signaling network, as opposed to information provided in vendor-specific format by individual network elements. As a result, carriers can use GeoProbe to gain an independent view regardless of which vendor’s equipment is deployed in their signaling network. Our open interfaces allow the carrier’s personnel or a third-party software developer to expand or customize existing applications or develop new applications using data collected by GeoProbe.

GeoProbe provides many advantages to a carrier, including an end-to-end view of the network. In the absence of such a global approach, carriers must rely on a patchwork of systems scattered throughout their networks in order to diagnose problems. This approach typically results in optimization at the network element level, which is less effective than an end-to-end network approach.

Another advantage of GeoProbe is its ability to collect, process and present information in real time, even under extreme network load conditions. This key attribute makes real-time management and operation of signaling networks possible. Without a real-time monitoring system, carrier networks are more vulnerable to overloads, fraud and delayed problem resolution, which can lead to network failure, customer dissatisfaction and compromised network integrity.

Other advantages include advanced engineering and proactive planning capabilities. GeoProbe provides an accurate and detailed view of real-time and historical statistics on a carrier’s signaling network usage and the service applications delivered through the network. This allows carriers to implement network architectures optimized for cost and performance, and to refine the network’s configuration over time based on changes in demand and traffic patterns. For example, a carrier can use data collected by GeoProbe to identify a point in the network that is constricting traffic flow. The carrier can then either reroute traffic or install additional capacity at that point, which increases the throughput of its entire network.

Pricing for a GeoProbe system or individual applications varies based on a number of factors, such as the volume of network traffic, network size, network configuration, number of protocols present, number of signaling interfaces monitored and number and type of applications desired. Since 1995, we have sold GeoProbe to more than 105 customers worldwide. Revenues attributable to GeoProbe have represented a majority of our total revenues since 1998.

Service Assurance

Service assurance is the monitoring and delivery by a communications carrier of critical network-initiated services as well as high-value user-initiated services, such as voice, SMS, multimedia service, e-mail, web browsing and push-to-talk, which is a 2-way radio-type service, similar to a walkie-talkie, that provides instant communications with the touch of a button on a push-to-talk capable handset. Service assurance ensures that high levels of service quality are sustained for all subscribers across multiple networks and technologies.

Our product that addresses service assurance is Orion. Orion has two applications that are currently generally available—one that addresses interconnection management and another that addresses customer mobility issues for wireless carriers. The product’s real-time and comprehensive analysis capabilities empower service managers and engineers to immediately initiate corrective actions when service quality falls below acceptable levels, to implement preventive actions to maintain service performance integrity and to continuously monitor performance metrics for planning purposes. We plan to introduce new applications and functionality for Orion in late 2003 that will add the capability for Orion to provide the information needed to address the performance of a carrier’s most profitable services, both within and beyond network boundaries.

Networks are connected among multiple carriers, often spanning international boundaries. In addition to monitoring and managing its own network performance, a carrier must also monitor and manage the performance delivered beyond its network’s boundaries. Interconnection management is a complex task for many carriers. Carriers maintain service level agreements (SLAs) with a number of interconnect partners, which define their roles and responsibilities with respect to interconnection activity, including such matters as fees and quality levels. Interconnection-related revenues and expenses are a core component of a carrier’s business. The failure to proactively manage the quality of interconnection services can have a negative impact on a carrier’s business in terms of lost revenue opportunities, increased operating costs and higher customer churn.

One of our initial Orion applications, Interconnection Voice Assurance, addresses interconnection management. Interconnection Voice Assurance enables mobile and fixed-line carriers to proactively manage and enforce voice traffic SLAs with interconnect partners. A carrier providing interconnection services to other carriers must proactively manage its performance to minimize service quality issues. Alternatively, carriers that use interconnect partners to transport voice traffic must monitor the performance delivered by those partners to ensure that agreed-upon quality levels are met.

The Interconnection Voice Assurance application’s proactive SLA management capability enables carriers to manage and monitor, in real-time, the transport, delivery and performance of the interconnecting voice calls they complete. Flexible alarms and dynamic displays generated by the application alert operations personnel to network problems preventing interconnect call completions. Thus, by quickly identifying and resolving network congestion and other issues, interconnect call completion rates are improved and interconnection revenues are protected. Real-time and comparative trending information provides a comprehensive view of all interconnection activity and visibility into events occurring prior to failures. Voice performance metrics and service levels can be tracked by individual interconnect partner or by served destination.

A carrier utilizing other carriers to transport interconnection traffic can proactively monitor the performance delivered by interconnect partner providers and take action when performance falls below acceptable levels. In addition, using the specific carrier and destination performance data provided by the application, carriers can make least-cost and best-value routing decisions by optimizing carrier and route selections. Preferred partners can be selected and utilized based on the overall quality of service provided, or the quality provided to specific destinations. Carriers can also use performance documentation to negotiate more favorable terms with partner providers. Proactive management can reduce the overall costs of interconnection for a carrier.

Another Orion application, Interconnection Mobility Assurance, addresses customer mobility issues for wireless carriers. The application helps measure the quality of service by measuring the mobility and SMS traffic to and from a carrier’s interconnect and roaming partners.

The Orion applications are web-based and offer a wide variety of reporting options for the user. The dynamic reporting and analysis tools are fueled by real-time or historical data, depending on the customer’s preference, and include instant analysis capabilities, historical comparative trending and report personalization. These reporting tools can be used to demonstrate service performance delivered to interconnect partners and a carrier’s own customers. Operations personnel are also able to make more informed business decisions given the historical reporting and trending capabilities.

Pricing for our Orion product varies based on a number of factors, such as the volume of interconnection traffic and the number and type of applications and reporting packages desired.

Customer Assurance

Our product that addresses customer assurance is Beamer. Beamer provides visibility into the actual quality of service levels experienced by a carrier’s highest-value customers. The product helps carriers achieve organizational efficiencies and improve the acquisition and retention rates of those customers that are most desirable and profitable to them.

Beamer provides a consistent view of service performance indicators for all services delivered by a carrier to its high-value customers. The product automatically associates network and other relevant activity with the end-user, which allows the system to associate both network and service performance degradation to the end users as well as the specific network elements, geographies and other factors involved. This affords a carrier the ability to identify, prioritize and correct faults at the network and service layers so that its highest-value customers are addressed first.

Beamer also allows a carrier to determine all high-value customers being adversely impacted by a common fault so that the positive impact of corrective efforts is maximized. The product is delivered via an open architecture that allows information to be received from GeoProbe and third-party systems.

Pricing for our Beamer product is based on a number of factors, such as the number of services monitored, the number and type of applications desired and the number of high-value accounts that a carrier desires to track. In July 2003, we announced that we received our initial order for the Beamer product from a tier-one European wireless service provider. To date, we have not recognized any revenues from the Beamer product.

Diagnostics Products

Our Diagnostics products provide communications carriers and equipment manufacturers with the ability to quickly and cost-effectively design, deploy and maintain their networks and network elements. We provide vendor-independent tools that provide diagnostic, emulation and load generation capabilities for use in the design, deployment, commissioning and diagnosis of signaling networks as well as quality of service measurement in voice-over-packet networks. Currently, our Diagnostics products include Spectra2, which addresses next-generation voice-over-packet networks, and Spectra and Spectra Trunk Tester, which address current-generation networks. These products are also used by developers and equipment manufacturers in the design of new products through the products’ extensive emulation and conformance packages and their ability to simulate network conditions.

These multi-protocol diagnostic tools are targeted to the needs of next-generation networks using H.323, Session Initiation Protocol (SIP), Media Gateway Control Protocol (MGCP), MEGACO (H.248), Realtime Transport Protocol (RTP) and SIGTRAN protocols. These tools also support advanced SS7/C7, Global System of Mobile Communication (GSM), IS-41 and ISDN networks and development environments. They are designed for ease-of-use, with an intuitive user interface featuring pop-up menus and single-keystroke commands. These tools can be configured by the user to change message text and monitoring scenarios and to save commonly used configurations, filters, tests and other settings for quick setup. They translate complex signaling messages into plain language, and the display format shows network statistics and test results in an easy-to-understand format.

Our Diagnostics products provide customers with the ability to monitor, emulate and generate signaling data for use in troubleshooting, validation, conformance and regression testing of switches and other network equipment. The load generation capabilities and multiple emulation functions can test the various layers of the signaling protocol, up to and including the signaling information involved with complex applications, such as mobile local number portability and wireless, and the quality of the media carried in the bearer path.

These products enable network equipment manufacturers and communications carriers to perform end-to-end testing of applications utilizing multiple signaling protocols, including country-specific variations of signaling. They alleviate the need to use multiple diagnostic tools and provide easy and consolidated access to test results. We support over 450 national, international and proprietary protocol variants.

Prices for a unit generally fall within a range of $50,000 to $70,000. Since the first Diagnostics product sale in 1990, over 5,700 units have been sold to approximately 600 customers worldwide.

Product and Application Development

We utilize an open architecture approach in the design of our products. This approach facilitates and accelerates the development of new applications and products and permits us to enhance existing products by substituting new hardware or software modules. This modular approach helps to extend the life cycles of our products, simplify the manufacturing process and facilitate cost reduction.

Planned product enhancements for our GeoProbe and Orion products include the ability to monitor UMTS and signaling in internet protocol networks as well as the addition of voice and data assurance applications. For Beamer, our planned product enhancements include applications for next-generation wireless and internet protocol data assurance.

Planned product enhancements for our Diagnostics products include increased capacity, higher speed interfaces, passive voice analysis and additional support for emerging voice-over-packet and SIGTRAN signaling protocols.

Customers

As of June 30, 2003, we had sold our products to more than 660 customers in approximately 65 countries. In the six months ended June 30, 2003, approximately 60% of our total revenues were derived from the ten largest customers in the period, with one international customer accounting for approximately 24% of our total revenues and another accounting for approximately 11% of our total revenues. In 2002, British Telecom accounted for approximately 21% and Deutsche Telekom accounted for approximately 11% of our total revenues. In 2001, Deutsche Telekom accounted for approximately 12% of our total revenues. In 2000, British Telecom and MCI each accounted for approximately 13% of our total revenues. See Note 8 of our consolidated financial statements for the three years ended December 31, 2002 included below in this prospectus for a description of revenues from customers by geographic region. If we were to lose one of our significant customers, our financial results could be harmed.

Our target customers include current- and next-generation tier-one wireless and wireline carriers as well as communications equipment manufacturers throughout North America, Europe and select countries in the Asia/Pacific region. The following is a sampling of representative customers in various market segments that collectively accounted for approximately 80% of our total revenues in 2002.

Long Distance Carriers (IXCs)	Wireless Carriers	PTTs/OLOs*	Equipment Manufacturers
AT&T	Alltel	British Telecom	3Com
MCI	Entel PCS	Deutsche Telekom	Alcatel
Sprint	ERA GSM	PLDT	Cisco
Local Exchange Carriers	KT Freetel O2	Swisscom Fixnet Telia	Cognitronics Compaq
Qwest Communications	Orange Communications	Telstra	Lucent
Verizon	PTK Centertel	Telekom Austria	Motorola
Next-Generation Carriers	Swisscom Mobile T-Mobile USA	Telenor TTNet	Nortel Telica
Global Crossing	Taiwan Cellular		Ulticom
Level 3 Communications	Vodafone

* Post Telephone & Telegraph Administrators and Other Licensed Operators.

Sales, Marketing and Support

Sales and Marketing

We sell our products to communications carriers and equipment manufacturers globally through both direct and indirect channels. Domestically, the direct channel is used for all product areas. Our domestic sales force is structured around a two-tiered model focused on strategic accounts and geographic areas. Internationally, we use both direct and indirect channels. Our GeoProbe, Orion and Beamer products are sold directly and in cooperation with systems integrators, resellers and consultants, while our Diagnostics products are sold primarily through resellers. As of June 30, 2003, we had four sales offices in the U.S. and three sales offices outside the U.S., near London, England, Frankfurt, Germany and Paris, France. We also have a direct sales presence in Sydney, Australia, in Tokyo, Japan, in Seoul, Korea, in Singapore and in Madrid, Spain.

The sales cycle for our products can be long, historically averaging from six to 18 months for our GeoProbe and Orion products (excluding the cycle for subsequent applications and enhancements, which varies widely) and averaging three months for occasional, large sales of our Diagnostics products. We expect that the sales cycle for our Beamer product will be comparable to that of our GeoProbe and Orion products.

Our primary marketing activities include raising potential customer awareness of the benefits of proactive performance management as well as identification of new opportunities with existing customers. An initial system sold to a new customer typically contains a limited number of applications and may only monitor a portion of its network infrastructure. Over time, as the customer becomes more familiar with the system, as its operating needs change or as traffic patterns increase, it may purchase additional footprint coverage and applications. Also, our introduction of new applications provides additional sales opportunities to our existing customers. We market primarily through direct sales and marketing efforts, advertising in trade publications, exhibitions at industry trade shows and presence on the internet through our web site. These activities focus on generating qualified sales leads and demonstration opportunities for our products.

We provide extensive training and support to our direct sales force and our worldwide resellers, including classroom training, product brochures, demonstration systems and promotional literature.

Customer Operations, Services, Support and Warranty

We believe that customer service, support and training are important to building and maintaining strong customer relationships. We service, repair and provide technical support for our products. We currently offer two levels of support services that provide either 24-hour, seven days a week, or 8-hour, five days a week technical support. Both levels provide for remote access assessment and servicing capabilities, installation support and advance replacements for emergency situations.

We maintain an in-house repair facility and provide on-going telephone assistance to customers from our support center in Richardson, Texas. In addition, we service our customers from product support offices located near London, England and Frankfurt, Germany. As our customers become more geographically diverse and as business conditions warrant, we may open support offices in other key locations.

We typically warrant our products against defects in materials and workmanship for one year. We also provide varying levels of extended product support under support services agreements. Support services agreements are typically sold to customers for a one-year term and may be renewed for additional one-year periods. Customers that do not renew their support services agreements but wish to obtain product updates and new version releases generally are required to purchase such items from us at market prices.

Research and Development

Our primary development facilities are located at our Richardson, Texas headquarters. Our research and development efforts include expenditures for new products, new applications, new features or enhancements for existing products or applications and sustaining engineering activities. Approximately 90% of our research and development personnel are focused on the software component of our products. Our research and development expenses were $14.9 million during the first six months of 2003, $29.8 million in 2002, $39.3 million in 2001 and $34.0 million in 2000. See “—Inet’s Product Offerings—Product and Application Development” for a discussion of current and planned product enhancements.

Our products and applications are designed to comply with a significant number of standards and regulations, some of which are evolving as new technologies are deployed. For sales to customers in the U.S., our products must comply with various standards established by Telcordia Technologies, Inc. and the American National Standards Institute. Internationally, our products must comply with standards established by the European Union, communications authorities in various countries as well as with recommendations of the International Telecommunications Union and the European Telephone Standards Institute.

Manufacturing

Our products are comprised of both third-party and purpose-specific hardware. Third-party hardware consists primarily of servers and workstations, which are standard devices configured for our specific needs. For purpose-specific hardware, our internal production process consists of procurement and inspection of various components, primarily circuit boards and racks; final system assembly; system burn-in and quality control testing; and packaging. Internal integration processes are performed primarily at our headquarters in Richardson, Texas. We outsource the manufacturing of our proprietary hardware to a number of Texas-based contract manufacturers.

We generally use industry-standard components, which are available from multiple sources. However, our products currently utilize various components that are available from only one manufacturer or a limited number of suppliers. We attempt to minimize the need for sole and limited source components when feasible by performing design reviews prior to the manufacture of any new product or redesign of an existing product. We forecast our parts usage on an ongoing basis and meet with key vendors to obtain their commitment to meet forecasted supply needs. As necessary, we reevaluate the sources of components identified as having potential delivery or other risks and the costs and benefits of redesigning our products to incorporate alternative components. If any sole or limited source components should become unavailable, we believe that we could design similar functionality into our products using other components, although the amount of time and effort required could vary widely depending on the product involved and the function and complexity of the component.

Competition

We compete principally with a number of U.S. and international suppliers that vary in size and in the scope and breadth of the products and services offered. Our GeoProbe and Orion products principally compete with products offered by Agilent Technologies and, to a lesser extent, products offered by NetTest and Tektronix. We compete to a lesser extent with systems developed internally by current and prospective customers. The market for our Beamer product is somewhat new and extremely fragmented, and we believe there are not other companies that offer an entire suite of applications in this area. As a result, we compete with various companies on an application-by-application basis, including companies listed above as competitors for our GeoProbe and Orion products, and other companies whose main business is geared towards customer care solutions. Our Diagnostics products principally compete with products offered by Agilent Technologies, Catapult Communications, Empirix and Spirent.

We believe that our competitive advantage is driven by our sophisticated technology and product architecture as well as the fact that we continue to introduce new products and applications to help our customers leverage their existing investment in our products. The ability of our products to collect, correlate and process data in real time is a key differentiator for us. We also believe that the scalability of our systems and the breadth of our product and application portfolio affords us an advantage compared to our competition. Certain of our competitors have, in relation to us, longer operating histories, larger installed customer bases, longer-standing relationships with customers, greater name recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. We believe that our ability to compete successfully depends on numerous factors, both within and outside our control, including:

•	responsiveness to customer needs;

•	our ability to support existing and new industry standards;

•	the development of technical innovations;

•	the attraction and retention of qualified personnel;

•	regulatory changes;

•	the quality, reliability and security of our products and services and our competitors’ products and services;

•	sufficient market presence by us;

•	the ease of use of our products;

•	the pricing policies of our competitors and suppliers;

•	the timing of introductions of new products and services by us and our competitors; and

•	general market and economic conditions.

Proprietary Rights

Our continued success is dependent in part upon our proprietary technology. To protect our proprietary technology, we rely on a combination of technical innovation, trade secret, copyright and trademark laws, non-disclosure agreements and, to a lesser extent, patents, each of which affords only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights in the products to the same extent as do the laws of the U.S. We hold several U.S. patents, and although we have additional patent applications pending, we cannot assure you that we will be granted additional patents. Despite the measures taken by us, it may be possible for a third party to copy or otherwise obtain and use our proprietary technology and information without authorization.

We rely upon certain software that we license from Oracle Corporation, Cognos Incorporated and other third parties, including software that is integrated with our internally developed software and used in our products to perform key functions.

Employees

As of June 30, 2003, we had 475 employees, of which 242 were engaged in research and development, 66 were engaged in sales and marketing, 122 were engaged in operations and 45 were engaged in administrative and other business support functions.

Facilities

We are headquartered in Richardson, Texas, under a lease that expires in 2010. In the U.S., we also lease offices for sales personnel in California, New Jersey, Pennsylvania and Washington. These leases expire on various dates through 2003. Outside the U.S., we lease offices near London, England, Frankfurt, Germany and Paris, France. These leases expire on various dates through 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION  AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements and related notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Our actual results may differ materially from those indicated in the forward-looking statements. See “Risk Factors” beginning on page 3 for a description of some of the risks and uncertainties that could cause such a material difference.

Overview

Inet Technologies, Inc. is a global provider of communications software products that enable communications carriers to more strategically and profitably operate their businesses. Our Unified Assurance Solution and our Diagnostics products help our customers reduce capital and operating expenditures, improve customer acquisition and retention rates, protect and grow revenues, and more quickly and effectively develop products or services. Our products address next-generation networks, including mobile data and voice-over-packet technologies, and traditional networks.

Using our Unified Assurance Solution, which includes the GeoProbe, Orion and Beamer products, communications carriers are able to simultaneously manage their voice and data services at the network, service and customer layers to detect network and service problems in real time, enabling proactive identification of specific customers impacted by network or service issues. These products capture actual signaling network traffic and then process, correlate and analyze the traffic data to create and display customer experience information, service quality metrics and a network-wide view. This information empowers a carrier’s customer service, sales, marketing and network operations organizations to proactively manage the quality of service delivered to its most valuable customers. These products also alert the carrier to network problems, such as congestion, misrouted calls due to equipment errors and service degradation, so that action can be taken to quickly resolve issues, often before its customers are impacted and significant revenue is lost. Our Diagnostics products include the Spectra2, Spectra and Spectra Trunk Tester, which assist communications carriers and equipment manufacturers in quickly and cost-effectively designing, deploying and maintaining current- and next-generation networks and network elements.

Results of Operations

The following table sets forth, for the periods presented, certain data derived from our consolidated statements of operations expressed as a percentage of total revenues.

	Six Months Ended June 30,		Years Ended December 31,
	2003	2002	2002	2001	2000
Revenues:
Product and license fees	69.9%	74.9%	73.2%	78.6%	88.4%
Services	30.1	25.1	26.8	21.4	11.6

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Product and license fees	18.3	26.5	26.2	32.5	20.5
Services	14.8	12.0	12.4	8.2	5.4

Total cost of revenues	33.1	38.5	38.6	40.7	25.9

Gross profit	66.9	61.5	61.4	59.3	74.1
Operating expenses:
Research and development	29.6	29.3	29.3	36.8	21.3
Sales and marketing	14.1	16.5	16.2	17.6	12.8
General and administrative	8.9	7.7	7.8	9.0	7.8
Restructuring costs	—	—	0.2	1.9	—

Total operating expenses	52.6	53.5	53.5	65.3	41.9

Income (loss) from operations	14.3	8.0	7.9	(6.0)	32.2
Other income	1.4	3.0	2.7	5.0	5.2

Income (loss) before provision for income taxes	15.7	11.0	10.6	(1.0)	37.4
Provision (benefit) for income taxes	4.8	3.4	3.1	(1.2)	12.5

Net income	10.9%	7.6%	7.5%	0.2%	24.9%

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Revenues

Product and license fees.    In the six months ended June 30, 2003, revenues from product and license fees decreased 12.3% to $35.3 million from $40.2 million in the six months ended June 30, 2002. The decline in revenues from product and license fees was primarily attributable to a decrease in the average transaction size of approximately 15% for our GeoProbe and Orion products and also due to a decrease in revenues from our Diagnostics products, which was primarily driven by a decrease of approximately 11% in the number of transactions. A transaction refers to a company revenue event, typically a single order or, in the case of a multiple-unit Diagnostics products order, the sale of a single unit. We continue to experience pressure on sales prices for our GeoProbe and Orion products, especially for those applications for which there is a competitive offering and in highly competitive situations involving prospective customers. Although the mix of applications in a typical transaction for our GeoProbe and Orion products for which revenues were recognized in the six months ended June 30, 2003 was different than the mix in a typical transaction for which revenues were recognized in the six months ended June 30, 2002, we believe prices for our most basic GeoProbe applications have decreased by approximately 20% to 30% for the six months ended June 30, 2003 compared to the six months ended June 30, 2002. Although the number and size of transactions may vary period to period, we believe the decrease in prices was the primary driver for the decreased transaction size. We anticipate that we will continue to experience pricing pressures for our GeoProbe and Orion products.

Services.    In the six months ended June 30, 2003, revenues from services increased 13.0% to $15.2 million from $13.5 million in the six months ended June 30, 2002. The increase in services revenues was primarily attributable to a larger installed base of products with customers for which we provide warranty or product support services, somewhat mitigated by decreasing prices for services of approximately 10% to 15%. Going forward, we expect to sell additional applications to, or expand the footprint of our products with, existing customers and to add new customers, which should continue to increase our installed base of products and corresponding services revenues; however, we expect that continued pressure on prices for product support renewals may partially offset the effect of this increase.

Concentration of revenues.    For the six months ended June 30, 2003, revenues from one international customer accounted for approximately 24% of total revenues and revenues from another international customer accounted for approximately 11% of total revenues. For the six months ended June 30, 2002, revenues from one international customer accounted for approximately 24% of total revenues. A large percentage of our revenues are typically derived from a small number of customers, the specific make up of which typically varies from one quarter to the next. On a quarterly basis, the ten largest customers for the quarter typically account for approximately 50% to 80% of total revenues. For the six months ended June 30, 2003, approximately 60% of our revenues were derived from the ten largest customers for that period. We expect these trends to continue for the foreseeable future.

International revenues.    In the six months ended June 30, 2003, international revenues accounted for approximately 77% of total revenues compared to approximately 76% of total revenues in the six months ended June 30, 2002. Variations in the percentage of total revenues derived from international markets may occur as a result of the concentration of revenues in a particular period from a small number of customers and the economic conditions in the regions in which we operate. For the remainder of 2003, we expect revenues from international markets to continue to represent a majority of our total revenues.

Cost of Revenues

Product and license fees.    Cost of product and license fees consists primarily of hardware, personnel and overhead expenses related to the manufacturing, integration and installation of our products. Cost of product and license fees was $9.2 million, or 26.2% of product and license fees revenues, in the six months ended June 30, 2003, and $14.2 million, or 35.3% of product and license fees revenues, in the six months ended June 30, 2002. The decreases in absolute dollars and as a percentage of product and license fees revenues resulted primarily from decreased hardware costs, which were approximately $3.4 million lower in the six months ended June 30, 2003 than in the same period in the prior year and, to a lesser extent, decreased personnel and installation costs. The decrease in hardware costs, which was driven primarily by the first quarter results of 2003 and 2002, is attributable to a higher percentage of our GeoProbe implementations during the six months ended June 30, 2003 being derived from expansions of existing systems or from sales of software applications, rather than new system implementations, which typically have a higher hardware component. Generally, quarter-to-quarter fluctuations are driven by variations in our hardware component, which is driven by our product mix.

Services.    Cost of services consists of expenses, primarily personnel costs, related to our product support, training, and warranty and non-warranty services activities. Cost of services was $7.5 million, or 49.1% of services revenues, in the six months ended June 30, 2003 and $6.5 million, or 48.0% of services revenues, in the six months ended June 30, 2002. The increases in absolute dollars and as a percentage of total services revenues in the six months ended June 30, 2003 compared to the same period of the prior year were attributable to increased effort to support a larger installed base of products and increased expenses related to customer support and systems engineering. In general, cost of services for product support tends to increase during the rollout of new products or new versions of existing products. Historically, cost of services as a percentage of services revenues has fluctuated as a result of the relative mix of product support, training and warranty and non-warranty service activities during a specific period. We expect these fluctuations to continue into the foreseeable future.

Operating Expenses

Research and development expenses.    Research and development expenses consist primarily of personnel expenses and contract labor, travel and facilities expenses incurred by our research and development organization. Our research and development efforts include expenditures relating to new products and applications, and new features or enhancements for existing products, primarily in the areas of next-generation wireless and voice-over-packet-based technologies. In the six months ended June 30, 2003, research and development expenses decreased to $14.9 million from $15.8 million for the comparable prior-year period. Research and development expenses as a percentage of total revenues were 29.6% for the six months ended June 30, 2003 and 29.3% for the six months ended June 30, 2002. The decrease in absolute dollars was attributable to decreased staffing dedicated to research and development activities and, to a lesser extent, decreased use of third-party research and development services, which were approximately $0.4 million lower in the six months ended June 30, 2003 compared to the same period in the prior year. The average headcount of our research and development organization was 245 in the six months ended June 30, 2003 compared to 275 in the six months ended June 30, 2002. We do not expect to continue decreasing our research and development headcount. Overall, we anticipate that spending on research and development will be flat or increase slightly in the second half of 2003.

Software development costs are expensed as incurred until technological feasibility has been established, at which time subsequent costs are permitted to be capitalized until the product is available for general release to customers. To date, either the establishment of technological feasibility of our products has substantially coincided with their general release, or costs incurred subsequent to the achievement of technological feasibility have not been material. As a result, software development costs qualifying for capitalization have been insignificant, and we have not capitalized any software development costs.

Sales and marketing expenses.    Sales and marketing expenses consist primarily of expenses associated with personnel, including commissions from direct sales, travel, facilities and marketing, such as trade show and advertising expenses. Sales and marketing expenses decreased to $7.1 million in the six months ended June 30, 2003 from $8.9 million for the six months ended June 30, 2002. Sales and marketing expenses as a percentage of total revenues were 14.1% for the six months ended June 30, 2003, and 16.5% for the six months ended June 30, 2002. The decreases in absolute dollars and as a percentage of total revenues were attributable to decreased staffing dedicated to sales and marketing activities and cost reduction efforts primarily related to travel and trade shows and other promotional activities. Travel expenses decreased approximately $0.3 million and expenses associated with trade shows and other promotional activities decreased approximately $0.2 million. The average headcount of our sales and marketing organization was 65 in the six months ended June 30, 2003, compared to 81 in the six months ended June 30, 2002. We expect to begin to increase our sales and marketing headcount. We anticipate a slight increase in sales and marketing expenses in the second half of 2003, and that spending on sales and marketing may fluctuate quarter to quarter due to seasonal spending on trade shows, other promotional activities and the level of direct sales commissions.

General and administrative expenses.    General and administrative expenses consist primarily of personnel, facilities and legal and professional expenses of our finance, legal and executive departments. General and administrative expenses increased to $4.5 million in the six months ended June 30, 2003 from $4.1 million in the six months ended June 30, 2002. General and administrative expenses as a percentage of total revenues were 8.9% for the six months ended June 30, 2003 and 7.7% for the six months ended June 30, 2002. The increases in absolute dollars and as a percentage of total revenues were attributable to increased professional fees of approximately $0.2 million primarily related to our repurchase of restricted common stock in January 2003 and general accounting activities. For the remainder of 2003, we expect that general and administrative expenses will not vary significantly on an absolute dollar basis.

Other Income (Expense)

Other income consists of interest income earned on our cash and cash equivalents partially offset by foreign currency translation adjustments and losses on the disposal of assets. Other income was $0.7 million in the six months ended June 30, 2003, compared to $1.6 million in the six months ended June 30, 2002. The decrease was primarily attributable to the overall decrease in interest rates received on our investments, lower average cash balances resulting from our repurchase of restricted common stock in January 2003 and foreign translation adjustments. In the six months ended June 30, 2003, we recognized a return on our average cash balance of 1.0% per annum compared to 1.6% per annum in the same prior-year period. In the six months ended June 30, 2003, we recorded a foreign currency translation loss of $0.1 million compared to a foreign currency translation gain of $0.2 million in the same prior-year period.

Provision for Income Taxes

We recorded an income tax expense of $2.4 million in the six months ended June 30, 2003 compared to $1.8 million in the six months ended June 30, 2002. Our effective tax rates for these periods were 30.5% in the six months ended June 30, 2003 and 30.9% in the six months ended June 30, 2002. Federal income taxes for the periods presented have been calculated on the basis of an estimated annual rate. Our effective tax rate differs from the U.S. statutory rate primarily due to the extra-territorial income tax benefit and utilization of the research and development tax credit. For 2003, we currently anticipate our effective tax rate to be approximately 30.4%.

Our financial statements reflect net deferred tax assets of $0.8 million as of June 30, 2003, comprised of credit carryforwards and deductible temporary differences. Although realization is not assured, we have concluded that it is more likely than not that the net deferred tax assets will be realized based on the scheduling of deferred tax liabilities and projected taxable income. The amount of the net deferred tax assets actually realized, however, could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the actual amounts of future taxable income.

Year Ended December 31, 2002 Compared to Years Ended December 31, 2001 and 2000

Revenues

Product and license fees.    Revenues from product and license fees decreased 11.3% to $74.6 million in 2002 from $84.1 million in 2001, and decreased 40.2% in 2001 from $140.6 million in 2000. In 2002, the decline in revenues from product and license fees was primarily attributable to significantly lower demand for our Diagnostics products and slightly lower levels of business for our GeoProbe product and service assurance applications. We believe that these decreases are attributable primarily to decreased capital spending by communications carriers and equipment manufacturers, which we believe is driven by their need to conserve cash. In 2002, for our Diagnostics products, we experienced a decrease in the total number of system transactions of approximately 33% and experienced a decrease in the average system transaction size by approximately 11%. In addition, we continue to experience pressure on sales prices for our GeoProbe product and service assurance applications, specifically for those applications for which there is a competitive offering, or in highly competitive situations involving prospective customers. Although the typical bundle of applications for our GeoProbe product and service assurance applications sold in 2002 was different than the typical bundle sold in 2001, we believe prices for our most basic GeoProbe applications decreased approximately 20% to 30% during 2002. In addition, in 2002, for our GeoProbe product and service assurance applications, we experienced a decrease in the average transaction size of approximately 12%, but experienced an increase in the number of transactions of approximately 11%. In 2001, the decline in revenues from product and license fees was primarily attributable to significantly lower sales levels in all product areas of our business, which reflected an overall decrease in demand for our products. This decrease was primarily driven by the general slowdown in the economy and the decreased levels of capital spending within the communications sector. We also experienced relatively lower sales prices for our GeoProbe product, which is expected as applications mature or are duplicated in competitor offerings.

Services.    Revenues from services increased 19.1% to $27.3 million in 2002 from $22.9 million in 2001, and increased 24.2% in 2001 from $18.4 million in 2000. The increase in services revenues in both 2002 and 2001 was primarily attributable to a larger installed base of products with customers for which we provide warranty or product support services. During both 2002 and 2001, we had 70 customers who were covered under product support agreements pertaining to our GeoProbe product and service assurance applications.

Concentration of revenues.    In 2002, British Telecom accounted for approximately 21% of total revenues and Deutsche Telekom accounted for approximately 11% of total revenues. In 2001, revenues from Deutsche Telekom accounted for approximately 12% of total revenues. In 2000, revenues from British Telecom and MCI each accounted for approximately 13% of total revenues.

International revenues.    International revenues accounted for 72.2% of total revenues in 2002, 61.7% of total revenues in 2001 and 55.8% of total revenues in 2000. Revenues from Europe, the Middle East and Africa accounted for 60.9% of total revenues in 2002, 51.9% of total revenues in 2001 and 44.9% of total revenues in 2000. Since the introduction of our GeoProbe product in 1995, we have experienced relatively greater acceptance in Europe, the Middle East and Africa versus other regions of the world.

Cost of Revenues

Product and license fees.    Cost of product and license fees was $26.7 million in 2002, $34.7 million in 2001 and $32.6 million in 2000, representing 35.8% of product and license fees revenues in 2002, 41.3% of product and license fees revenues in 2001 and 23.2% of product and license fees revenues in 2000. During 2002, the decreases in both absolute dollars and as a percentage of product and license fees revenues resulted primarily from decreased hardware costs, which were approximately $5.3 million lower than in 2001, and, to a lesser extent, decreased installation costs, including installation contract labor, which were approximately $1.0 million lower than in 2001.

The decrease in hardware costs is attributable to a higher percentage of our GeoProbe implementations during 2002 being derived from expansions of existing systems or from the sales of software applications, rather than new system implementations, which typically have a higher hardware component. The decrease in absolute dollars in 2002 also reflects a reduction of $1.6 million in the amounts charged to cost of revenues for excess and obsolete inventory and canceled purchase commitments. During 2001, the increase in absolute dollars over the prior year was primarily due to increased personnel expenses of approximately $1.3 million, increased expenses associated with a higher level of installation contract labor of approximately $1.1 million and increased charges for excess and obsolete inventory of approximately $1.3 million. These increases were mitigated by decreased hardware costs of approximately $2.2 million, which were attributable to lower sales volumes. The increase in 2001 as a percentage of product and license fees revenues was primarily attributable to these same factors as well as the decreased level of revenues.

Services.    Cost of services was $12.6 million in 2002, $8.9 million in 2001 and $8.6 million in 2000, representing 46.3% of services revenues in 2002, 38.6% of services revenues in 2001 and 46.4% of services revenues in 2000. During the first quarter of 2002, we released a new version of GeoProbe, which resulted in increased support costs in 2002 compared to 2001.

Operating Expenses

Research and development expenses.    Research and development expenses were $29.8 million in 2002, $39.3 million in 2001 and $34.0 million in 2000, representing 29.3% of total revenues in 2002, 36.8% of total revenues in 2001 and 21.3% of total revenues in 2000. The decreases in absolute dollars and as a percentage of total revenues in 2002 compared to 2001 were attributable to decreased staffing dedicated to research and development activities and, to a lesser extent, decreased use of third-party research and development services, which were $1.2 million lower in 2002 compared to 2001. The average headcount of our research and development organization was 264 in 2002 compared to 306 in 2001. The decrease in headcount was primarily attributable to discontinued research and development efforts with respect to our VIA softswitch offering in the second quarter of 2001. The increase in absolute dollars in 2001 compared to 2000 was primarily due to increased average headcount, higher average wage levels required to retain qualified technical and engineering personnel driven by the then existing tight job market and greater use of third-party research and development services. The increase as a percentage of total revenues in 2001 was attributable to these same factors coupled with the decreased level of revenues.

Sales and marketing expenses.    Sales and marketing expenses were $16.5 million in 2002, $18.8 million in 2001 and $20.3 million in 2000, representing 16.2% of total revenues in 2002, 17.6% of total revenues in 2001 and 12.8% of total revenues in 2000. The decreases in absolute dollars and as a percentage of total revenues in 2002 compared to 2001 were attributable to decreased staffing dedicated to sales and marketing activities and cost reduction efforts, primarily related to advertising and travel. Advertising costs decreased $0.7 million and travel costs decreased $0.4 million in 2002 compared to 2001. The average headcount of our sales and marketing organization was 75 in 2002 compared to 90 in 2001. The decrease in absolute dollars in 2001 compared to 2000 was primarily attributable to a decrease in sales commissions, due to lower order levels, and cost reduction efforts, primarily related to promotional activities. Promotional costs decreased $0.6 million in 2001 compared to 2000. The increase as a percentage of total revenues in 2001 was primarily attributable to the decreased level of revenues.

General and administrative expenses.    General and administrative expenses were $8.0 million in 2002, $9.7 million in 2001 and $12.3 million in 2000, representing 7.8% of total revenues in 2002, 9.0% of total revenues in 2001 and 7.8% of total revenues in 2000. The decreases in absolute dollars and as a percentage of total revenues in 2002 compared to 2001 were primarily attributable to decreased average headcount. Average headcount in 2002 was 44 compared to 57 in 2001. The decrease in absolute dollars in 2001 compared to 2000 was primarily related to decreased incentive compensation, decreased average headcount and decreased professional fees. The increase as a percentage of total revenues in 2001 was primarily attributable to the decreased level of revenues.

Restructuring costs.    We recorded a restructuring charge for the three months ended September 30, 2002 of approximately $0.4 million related primarily to a workforce reduction of approximately 35 employees. The reduction affected all areas of the company. The charge consisted primarily of employee severance of approximately $0.3 million and professional fees and outplacement services of approximately $0.1 million. At December 31, 2002, the balance of these costs that remained to be paid totaled approximately $0.1 million.

In May 2001, we announced our decision to refocus our strategy and streamline operations to reduce our cost structure in response to the generally weakened economic environment and changing demand characteristics in some of our markets. As part of this decision, we discontinued all efforts with respect to our VIA softswitch offering and reduced our workforce by approximately 115 employees. The reduction affected all areas of the company. We recorded a restructuring charge for the three months ended June 30, 2001 of approximately $1.7 million, which consisted of employee severance of approximately $1.1 million, professional fees and outplacement services of approximately $0.3 million and the write-off of assets related to the VIA softswitch of approximately $0.3 million. In the fourth quarter of 2001, we decreased this charge by $0.1 million due to changes in previous estimates related to professional fees. In the third quarter of 2002, we further decreased this charge by $0.2 million due to changes in previous estimates related to professional fees and employee-related obligations. All costs associated with this restructuring have been paid.

We recorded a restructuring charge for the three months ended March 31, 2001 of approximately $0.5 million related primarily to a workforce reduction of approximately 40 employees. The reduction affected all areas of the company. The charge consisted primarily of employee severance, professional fees and outplacement services. In the fourth quarter of 2001, we decreased this charge by $0.1 million due to changes in previous estimates related to severance and professional fees. All costs associated with this workforce reduction have been paid.

Other Income

Other income was $2.8 million in 2002, $5.3 million in 2001 and $8.2 million in 2000. The decrease in 2002 compared to 2001 and 2001 compared to 2000 was primarily attributable to the overall decrease in interest rates paid on our investments. In 2002, we recognized a return on our average cash balance of approximately 1.5% per annum compared to approximately 3.8% per annum in 2001 and 6.0% per annum in 2000.

Provision for Income Taxes

We recorded income tax expense of $3.2 million in 2002 compared to an income tax benefit of $1.3 million in 2001 and income tax expense of $19.9 million in 2000. Our effective income tax rates were 29.4% in 2002, benefit of 117.6% in 2001 and tax rate of 33.5% in 2000. In 2002, the effective tax rate differed from the 35% statutory corporate tax rate primarily due to the effect of the extra-territorial income exclusion and the utilization of the research and development tax credit. In 2001, the effective tax rate differed from the 35% statutory corporate tax rate primarily due to our lower level of income combined with the effect of the utilization of the research and development tax credit.

Our financial statements reflect net deferred tax assets of $0.8 million as of December 31, 2002, comprised of deductible temporary differences. We have concluded that it is more likely than not that the net deferred tax assets will be realized based on the scheduling of deferred tax amounts and projected taxable income, although we cannot assure you that such assets will be realized. The amount of the net deferred tax assets actually realized could vary if there are differences in the timing or amount of future reversals of existing deferred tax amounts or changes in the actual amounts of future taxable income.

Sale of Inet Global Research, L.L.C.

Effective January 1, 2000, we sold our membership interest in Inet Global Research, L.L.C. to Epygi Technologies, Ltd. an entity controlled by Samuel S. Simonian, one of our founders and the chairman of our board, for a cash purchase price of $82,000. No gain or loss was recorded on the sale. This transaction was approved by the independent members of our board of directors. Epygi Technologies currently performs development services for us pursuant to a consulting agreement for which it is paid a monthly fee per full-time programmer plus reimbursement of reasonable business expenses. We expensed $0.9 million for these services in 2002, $1.4 million in 2001 and $1.1 million in 2000.

Liquidity and Capital Resources

Since our inception, we have funded our operations and met our capital expenditure requirements primarily through cash flows from operations and, to a lesser extent during our initial years of operations, through bank borrowings. Our working capital decreased approximately 15% to $155.4 million at June 30, 2003 from $182.5 million at December 31, 2002. We had $162.3 million in cash and cash equivalents at June 30, 2003, a decrease of $26.8 million from $189.1 million in cash and cash equivalents at December 31, 2002. The decreases in cash and working capital are primarily attributable to our funding of a privately-negotiated transaction that closed on January 21, 2003, under which we repurchased 8,969,984 restricted shares of common stock from Mark Weinzierl, one of our founders, for an aggregate cash purchase price of approximately $35.4 million. The cash and cash equivalents at December 31, 2002 is an increase of $34.2 million from $154.9 million in cash and cash equivalents at December 31, 2001.

Net cash provided by operating activities decreased approximately 40% to $9.9 million for the six months ended June 30, 2003 from $16.5 million during the same period in 2002. This decrease was primarily attributable to changes in amounts of accounts receivable, inventory, accrued compensation and benefits and other accrued liabilities in each quarter. Cash provided by operating activities increased 21% to $34.9 million in 2002 from $28.9 million in 2001. Operating cash flows in 2002 increased primarily due to increased levels of net income and changes in our operating accounts, most significantly decreased inventory and trade accounts receivable. Inventory levels decreased in 2002 because of our proactive measures to use material on-hand and purchase new material only when necessary to support current business levels. Accounts receivable decreased due to slightly lower levels of business and enhanced collection efforts. Cash provided by operating activities increased 108% in

2001 to $28.9 million from $13.9 million in 2000. Operating cash flows in 2001 increased primarily due to collections on trade accounts receivable and receipt of an income tax refund.

Net cash used in investing activities increased 72% to $2.3 million for the six months ended June 30, 2003 from $1.3 million during the same period in 2002. For the remainder of 2003, we anticipate that cash used in investing activities will be slightly less than cash used in investing activities in the six months ended June 30, 2003. Cash used in investing activities in 2002 decreased 73% to $2.3 million from $8.5 million in 2001 and decreased 40% in 2001 from $14.2 million in 2000. Net cash used in investing activities for all periods related to purchases of property and equipment. We reduced our levels of purchases of property and equipment to conserve cash during the tight economic environment.

Net cash used in financing activities was $34.4 million in the six months ended June 30, 2003, compared to net cash provided by financing activities of $1.0 million in the six months ended June 30, 2002. In the six months ended June 30, 2003, we used approximately $35.4 million to repurchase 8,969,984 restricted shares of common stock from one of our founders, who was also a member of our board of directors, in a privately-negotiated transaction. We funded the transaction with available cash. Financing activities provided cash of $1.6 million in 2002, $3.0 million in 2001 and $3.8 million in 2000. For the periods in which financing activities provided cash, such cash resulted from proceeds from the issuance of common stock upon the exercise of stock options and purchases under our employee stock purchase plan.

At June 30, 2003, our future contractual obligations consisted principally of commitments under operating leases for our corporate office facility and our facilities near London, England Frankfurt, Germany and Paris, France. At June 30, 2003, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

July 1, 2003 through December 31, 2003	$3,088
2004	6,137
2005	6,300
2006	6,318
2007	6,304
2008	6,304
Thereafter	11,350

$45,801

We may in the future pursue acquisitions of businesses, products or technologies, or enter into joint venture arrangements, that could complement or expand our business and product offerings. Any material acquisition or joint venture could result in a decrease in our working capital depending on the amount, timing and nature of the consideration to be paid. From time to time we also consider various other alternatives to utilize any cash and cash equivalents that exceed our working capital requirements, including payment of cash dividends, additional stock repurchases or other similar transactions.

At June 30, 2003, we had no long-term debt or material commitments for capital expenditures. We believe that our current cash balances and expected future cash flows will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and other activities for at least the next 12 months. Beyond that, if current sources are not sufficient to meet our needs, we may seek additional equity or debt financing. In addition, any material acquisition of other businesses, products or technologies or material investments in joint ventures could require us to obtain additional equity or debt financing. There can be no assurance that additional financing would be available on acceptable terms, if at all.

Accounting Policies

In preparing our consolidated financial statements in conformity with U.S. generally accepted accounting principles we use certain estimates and assumptions that affect the reported amounts and related disclosures and may vary from actual results. We consider the following accounting policies as those most important to the portrayal of our financial condition and those that require the most judgment or the greatest use of estimates. Although we believe that our estimates and assumptions are reasonable, actual results may differ, and such differences could be significant to our financial results.

Revenue Recognition

General.    We derive revenues primarily from product and license fees as well as services, which include training, warranty and product support services. The majority of the contracts for our three Unified Assurance Solution products, GeoProbe, Orion and Beamer, contain multiple billing milestones, such as contract award, shipment, installation and acceptance, not all of which are associated with revenue recognition. Except as otherwise discussed below, revenues from product and license fees are recognized in the period that we have completed all hardware manufacturing and/or software development to contractual specifications, factory testing has been completed, the product has been shipped to the customer, the fee is fixed and determinable and collection of the fee is considered probable. When we have significant obligations subsequent to shipment, such as installation and system integration, revenues are recognized when there are, in our judgment, no significant unfulfilled obligations. Revenues from arrangements that include significant acceptance terms and/or provisions are recognized when acceptance has occurred. Revenues from our Diagnostics products are typically recognized when title and risk of loss pass to the customer, which typically occurs at shipment. For these products, we typically have no significant obligations subsequent to shipment. If a significant obligation were to exist, we would defer revenue recognition until such obligation was satisfied. All shipping costs are included in cost of revenues in our consolidated statements of operations.

Multiple-element arrangements.    Contracts for our GeoProbe, Orion and Beamer products are typically multiple element arrangements, which means they involve multiple deliverables. We determine the fair value of each of the contract deliverables using vendor-specific objective evidence (VSOE). VSOE for each element is based on the price for which we would sell the element on a stand-alone basis. We offer our customers product support services, which include the correction of software problems, telephone access to our technical personnel and the right to receive unspecified product updates, upgrades and enhancements, when and if they become available. Revenues from these services, including product warranty services included in initial licensing fees, are recognized ratably over the service period. Product warranty services included in the initial licensing fee are allocated from the total contract amount based on the relative fair value of these services determined using VSOE. Revenues from other services, such as training, are recognized when the services have been completed. If we determined that we do not have VSOE on an undelivered element of an arrangement, we would not be able to recognize revenue until all elements of the arrangement were delivered. This occurrence could materially impact our financial results because of the significant dollar amount of many of our contracts and the significant portion of total revenues that a single contract may represent in any particular period.

Trade Accounts Receivable and Allowance for Doubtful Accounts

A large portion of our revenues and receivables are attributable to our carrier customers in the communications industry and, to a lesser extent, to our equipment manufacturer customers who supply equipment into the communications industry. Our trade accounts receivable balance is recorded net of allowances for amounts not expected to be collected from our customers. Because our accounts receivable are usually unsecured, we periodically evaluate the collectibility of our accounts based on a combination of factors, including a particular customer’s ability to pay and the age of the receivables. To evaluate a specific customer’s ability to pay, we analyze the customer’s payment history, if any, financial statements or other information provided by the customer, or third-party credit analysis reports or other publicly-available information. In cases where the evidence suggests a customer may not be able to satisfy its obligations to us, we set up a specific reserve in an amount we determine appropriate for the perceived risk. Most of our contracts include multiple payment milestones, some of which occur in advance of revenue recognition, which mitigates our risk both in terms of collectibility and adjustments to recorded revenue. Given that most of our customers are large public companies with substantial resources, we have not historically experienced significant losses on uncollectible accounts and our allowance has been less than 5% of recorded receivables. If the current downturn in the communications industry continues, the financial condition of our customers could deteriorate and they may not be able to meet their financial obligations to us. If this were to occur, the net value realized from our receivables may be materially different from the net balance recorded on our balance sheet.

Inventory Reserves

Inventories are recorded net of allowances for unsalable or obsolete raw materials, work-in-process and finished goods. We evaluate the status of our inventory on a quarterly basis to ensure that the amount recorded in our financial statements reflects the lower of our cost or the value we expect to receive when we sell the inventory. This estimate is based on several factors, including the condition and salability of our inventory and the forecasted demand for the particular products incorporating these components. Based on current backlog and expected orders, we forecast the upcoming usage of current stock. We record reserves for obsolete and slow-moving parts of up to 100% for excess parts with insufficient demand or obsolete parts. Amounts in work-in-process and finished goods inventory typically relate to firm orders and, therefore, are not subject to obsolescence risk. If market conditions deteriorate or the expected future demand for our products otherwise decreases, or if changes in our business strategy reduce our need for these components, our estimate of the carrying value of our inventory could be reduced by a material amount.

Income Taxes

In the preparation of our provision for income taxes and determination of whether deferred tax assets will be realized in full or in part, we must estimate several factors. When it is more likely than not that all or some portion of the deferred tax asset will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. As of June 30, 2003 and December 31, 2002, a valuation allowance for deferred tax assets was not deemed necessary. Accordingly, if the facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine the amount of valuation allowance required in any given period. Additionally, our income tax returns are subject to review and examination in the various jurisdictions in which we operate. We are currently not aware of any issues that have been raised by taxing jurisdictions, and management believes that all income tax issues which may be raised as a result of such reviews and examinations in the future will be resolved with no material impact on our financial position or future results of operations. However, in the event there was an assessment by any of these jurisdictions, it could impact our tax provision.

Quantitative and Qualitative Disclosure About Market Risk

Historically, we have been exposed to immaterial levels of market risk and have not been significantly exposed to fluctuations in currency exchange rates. In the six months ended June 30, 2003, approximately 2% of total revenues was denominated in currencies other than the U.S. dollar. In 2002, approximately 3% of total revenues was denominated in currencies other than the U.S. dollar, principally the Euro. Prior to 2002, less than 1% of total revenues had been denominated in currencies other than the U.S. dollar. In future periods, we believe a greater portion of total revenues could be denominated in currencies other than the U.S. dollar, thereby increasing our exposure to exchange rate gains and losses on non-U.S. currency transactions.

Our international subsidiaries operate in currencies other than the U.S. dollar, which results in translation gains and losses; however, the U.S. dollar is the functional currency of all our subsidiaries.

Our international business is subject to the typical risks of any international business, including, but not limited to, the risks described in “Risk Factors” beginning on page 3. Accordingly, our future results could be materially harmed by the actual occurrence of any of these or other risks.

Our cash is invested in bank deposits and money market funds denominated in U.S. dollars. We account for these investments in accordance with Statement of Financial Accounting Standards (SFAS) 115, Accounting for Certain Investments in Debt and Equity Securities. These cash equivalents are treated as available-for-sale under SFAS 115. The carrying value of these cash equivalents approximates fair market value. Our investments are subject to interest rate risk, which is the risk that our financial condition and results of operations could be adversely affected due to movements in interest rates. Assuming our levels of cash as of December 31, 2002, if the per annum rate of interest earned on our invested cash were to change by 50 basis points, or 0.5%, our investment income would be impacted by approximately $0.8 million on an annual basis.

MANAGEMENT

The following table sets forth certain information concerning our executive officers and directors:

Name	Age	Position(s)
Samuel S. Simonian	48	Chairman of the Board
Elie S. Akilian	46	President, Chief Executive Officer and Director
William H. Mina	58	Senior Vice President, Administration and Legal Affairs
Jeffrey A. Kupp	40	Vice President and Chief Financial Officer
Mark H. Kleinman	42	Vice President, General Counsel and Secretary
Michael J. Reiman	38	Vice President and Chief Technology Officer
James R. Adams	64	Director
Grant A. Dove	75	Director
George H. Heilmeier	67	Director

Mr. Simonian co-founded Inet in 1989 and has served as Chairman of the Board since that time. He previously served as President from 1989 to April 1999 and as Chief Executive Officer from March 1994 to April 1999. Mr. Simonian also currently serves as President of Epygi Technologies, Ltd. Mr. Simonian holds a B.S. in Electrical Engineering from The University of Texas at Arlington. Mr. Simonian is the nephew of the spouse of William H. Mina, our Senior Vice President, Administration and Legal Affairs.

Mr. Akilian co-founded Inet in 1989, has served as a director since that time and has served as President and Chief Executive Officer since April 1999. He previously served as Executive Vice President responsible for sales and marketing from 1989 to April 1999. Mr. Akilian received his B.S. in Electrical Engineering from The University of Texas at Arlington.

Mr. Mina has served as Senior Vice President, Administration and Legal Affairs since February 2000. Prior to that time, he served as Senior Vice President of Finance and Administration from April 1999 to February 2000. He previously served as our Senior Vice President and Chief Financial Officer from February 1997 to April 1999. From 1996 until 2002 he also served as a member of our Board of Directors. Mr. Mina holds a B.A. in Business Administration from Dallas Baptist University and an M.B.A. from Southern Methodist University. Mr. Mina is married to Mr. Simonian’s aunt.

Mr. Kupp has served as Vice President and Chief Financial Officer since February 2000. From November 1997 to January 2000, Mr. Kupp was employed by IEX Corporation (a Tekelec Company providing telecommunications products), as Vice President of Finance and Chief Financial Officer. Mr. Kupp holds a B.A. in Accounting and Computer Science from Asbury College and an M.B.A. from The Johnson Graduate School of Management at Cornell University. Mr. Kupp is a Certified Public Accountant.

Mr. Kleinman has served as Vice President, General Counsel and Secretary since January 2001. He served as our Vice President, Legal from June 2000 to January 2001. From May 1996 to April 2000, he served as Assistant General Counsel of Sterling Software, Inc. (computer software and services). Mr. Kleinman holds a B.A. in Government from The University of Texas at Austin and a J.D. from The University of Texas School of Law.

Mr. Reiman has served as Vice President and Chief Technology Officer since April 2003. He previously served as our Vice President, Diagnostics Business from August 2001 to April 2003; as Senior Staff Engineer from May 2001 to August 2001; as Vice President, Softswitch Engineering from August 2000 to May 2001; as Vice President, Software—Research & Development from April 1999 to August 2000; as Director, New Product Development from June 1997 to April 1999; as Director, Software Development from September 1994 to June 1997; and as Senior Software Specialist from June 1990 to September 1994. Mr. Reiman holds a B.S. in Computer Science from The University of North Texas.

Mr. Adams has served as a director of Inet since June 1999. Mr. Adams has served as a director of Texas Instruments Incorporated (semiconductors, digital signal processors and analog integrated circuits) since 1989 and served as its Chairman of the Board from 1996 to 1998. He previously served as Group President of SBC Communications, Inc. from 1992 to 1995 and as President of Southwestern Bell Telephone Company from 1988 to 1992. He also serves as a director of Storage Technology Corp. (digital data storage products). Mr. Adams holds an M.B.A. from The University of Texas at Austin and a B.S. in Math and Physics from Texas A&M University. Mr. Adams serves as Chairman of our Compensation Committee and as a member of our Audit Committee.

Mr. Dove has served as a director of Inet since June 1999. Mr. Dove has served as Managing Partner of Technology Strategies & Alliances since 1991. Prior to joining Technology Strategies & Alliances, Mr. Dove served as Chairman and Chief Executive Officer of the Microelectronics and Computer Technology Corporation. He currently serves as Director Emeritus of Cooper Cameron Corporation (petroleum and industrial equipment and services) and as a director of InterVoice, Inc. (converged voice and data software and related systems), Tipping Point Technologies, Inc. (computer network-based intrusion protection systems) and Intrusion Inc. (computer network security products). Mr. Dove holds a B.S. in Electrical Engineering from Virginia Polytechnic Institute and State University. Mr. Dove serves as Chairman of our Audit Committee and as a member of our Compensation Committee.

Dr. Heilmeier has served as a director of Inet since July 2001. Since November 1997, Dr. Heilmeier has served as Chairman Emeritus of Telcordia Technologies, Inc. (formerly known as Bell Communications Research (Bellcore) which provides operations support systems, network software and consulting and engineering services to the telecommunications industry). He served as Chairman and Chief Executive Officer of Bellcore from January 1997 to November 1997 and as President and Chief Executive Officer of Bellcore from 1991 through 1996. Dr. Heilmeier also serves as a director of TeleTech Holdings, Inc. (customer management software solutions) and as a trustee of the Fidelity Mutual Funds. He received his B.S. in Electrical Engineering from The University of Pennsylvania and a PhD in Electrical Engineering and Physics from Princeton University. Dr. Heilmeier serves as a member of our Audit and Compensation Committees.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of common stock beneficially owned by the selling stockholders as of August 31, 2003, the number of shares of common stock covered by this prospectus and the percentage of total shares of common stock that the selling stockholders will beneficially own upon completion of this offering. This table assumes that the selling stockholders will offer for sale all of the shares of common stock covered by this prospectus.

The common stock offered by this prospectus is being offered by the selling stockholders named below. The amounts and information set forth below are based upon information provided to us by representatives of the selling stockholders, or in our records, as of August 31, 2003 and are accurate to the best of our knowledge.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering (1)	Number of Shares Being Offered Hereby (1)	Shares to be Owned After the Offering (2)
			Number	Percent
Elie S. Akilian (3)	12,594,483
Samuel S. Simonian (4)	11,846,833

(1)	The number of shares being sold excludes any shares that may be sold as a result of the exercise by the underwriters of their over-allotment option, which if exercised, will be allocated pro rata among the selling stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.
(2)	Assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, (i) each selling stockholder will sell an additional shares of common stock and (ii) Messrs. Akilian and Simonian will each beneficially own and shares, or approximately % and % of the shares outstanding, respectively, after the offering.
(3)	Mr. Akilian is our co-founder, Chief Executive Officer and President and a member of our Board. Share numbers indicated as held prior to and after the offering include 185,200 shares held by Mr. Akilian’s minor children.
(4)	Mr. Simonian is our co-founder and Chairman of the Board. Share numbers indicated as held prior to and after the offering include 267,900 shares held by Mr. Simonian’s minor children.

We are obligated to effect the registration of the shares listed above pursuant to a demand made by the selling stockholders in accordance with rights granted to them under a Registration Rights Agreement dated July 23, 1998 by and between Inet and the selling stockholders. The following is a summary of the material terms and provisions of the agreement. You can access complete information by referring to a copy of the agreement, which has been filed with the Securities and Exchange Commission as Exhibit 10.2 to our annual report on Form 10-K for the year ended December 31, 2002. In summary, under the agreement:

•	each of the selling stockholders is entitled to require us, subject to the terms and conditions set forth in the agreement, to register shares of common stock held by such stockholder and his named affiliates for sale in accordance with their intended method of disposition of those shares. Each selling stockholder may demand up to two registrations and is entitled, subject to limitations set forth in the agreement, to participate in, or “piggyback” on, any registrations of common stock initiated by us on our own behalf or on behalf of any other stockholder;

•	we are required to pay all expenses incurred by us and the fees and expenses of one counsel to the selling stockholders in connection with any requested or piggyback registration;

•	we have agreed to indemnify each selling stockholder against specified liabilities for any material misstatements and omissions in this prospectus and other violations by us of the federal securities laws, and to contribute to payments, if any, we may be required to make in the event that the indemnification provisions are held to be unenforceable; and

•	our obligations to include the shares of any selling stockholder or any affiliate in any requested or piggyback registration will terminate on October 1, 2003 as to any registrations not previously requested.

This registration of the shares offered by this prospectus is the first exercise by any of the selling stockholders of their rights under the agreement.

We and the selling stockholders have agreed in principle to amend and extend the Registration Rights Agreement substantially as follows:

•	the period during which the selling stockholders may require us to register shares of common stock held by them and their affiliates will be extended until October 1, 2008;

•	each selling stockholder will be entitled to demand up to two registrations during the extended term (in addition to the demand that obligates us to effect the registration of shares offered by this prospectus);

•	no subsequent registration may be demanded prior to one year after the completion of any offering of shares that is the subject of any prior demand-based registration (including the registration of the shares offered by this prospectus);

•	all subsequent demand-based registrations must relate only to firm-commitment underwritten offerings and we will not be obligated to effect a shelf registration; and

•	the selling stockholders will pay all of their and our expenses incurred in connection with any subsequent demand-based registrations.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Raymond James & Associates, Inc. are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell them, the number of shares of our common stock indicated below.

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Raymond James & Associates, Inc.

Total

The underwriters are offering the shares subject to their acceptance of the shares from the selling stockholders. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $              per share under the public offering price. The offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to various conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the name of that underwriter in the preceding table bears to the total number of shares of common stock listed next to the names of all the underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $              and the total underwriters’ discounts and commissions paid by the selling stockholders would be approximately $            .

Our estimated offering expenses, excluding the underwriting discounts and commissions, are approximately $400,000, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of the shares.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We have agreed, along with our directors and executive officers and the selling stockholders that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 90 days after the date of this prospectus (or in the case of the selling stockholders, during the period ending 180 days after the date of this prospectus):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares; or

•	enter in any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares;

whether any such transaction is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus;

•	the grant of options or other awards pursuant to our employee benefit plans existing on the date of this prospectus, provided that such options or awards do not vest during the period ending 90 days after the date of this prospectus;

•	the issuance by us of an agreed upon number of shares of common stock in connection with acquisitions of assets or businesses in which common stock is issued as consideration and in which the acquiror of such shares agrees to the foregoing restrictions;

•	the bona fide gift or certain transfers to trusts by our executive officers or directors or the selling stockholders;

•	transfers by any of our executive officers to us of shares of common stock to satisfy withholding tax obligations arising as a result of the vesting of restricted stock issued to such officers prior to the date of this prospectus; or

•	transactions by any person other than us relating to shares or other securities acquired in open market transactions after the completion of the offering of the shares of common stock.

In order to facilitate the offering of the shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares of common stock compared to the price available under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering As an additional means of facilitating the offering or to cover any over-allotments, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the shares of common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares of common stock in the offering, if the syndicate repurchases previously distributed shares of common stock to cover syndicate short positions or to stabilize the price of the shares of common stock. These activities may raise or maintain the market price of the shares of common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and financial statement schedule at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, as set forth in their reports. The financial statements are included in, and the financial statement schedule is incorporated by reference in, the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Andrews & Kurth L.L.P., Austin, Texas. Certain legal matters in connection with the common stock offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Dallas, Texas.

ABOUT THIS PROSPECTUS AND WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from our web site at www.inet.com or at the SEC’s web site at www.sec.gov. However, the information on our web site does not constitute a part of this prospectus. You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address. In addition, we will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this prospectus incorporates. Written or oral requests for copies of these documents should be directed to:

Investor Relations

Inet Technologies, Inc.

1500 North Greenville Avenue

Richardson, Texas 75081

Telephone: (469) 330-4000

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to that information. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the filings with the SEC listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	our annual report on Form 10-K for the year ended December 31, 2002;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

•	our current report on Form 8-K as filed with the SEC on January 21, 2003; and

•	the description of our common stock contained in our registration statement on Form 8-A (File No. 0-24707), including all amendments and reports updating that description.

You should rely on the information provided in this prospectus or incorporated in this prospectus by reference. We have not authorized anyone to provide you with additional or different information. You should not assume that the information in this prospectus, including any information incorporated by reference, is accurate as of any date other than that on the front of this prospectus. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any applicable prospectus supplement or any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

IN DEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Inet Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Inet Technologies, Inc., or the Company, as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inet Technologies, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/  ERNST & YOUNG LLP

Dallas, Texas

January 27, 2003

INET TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

ASSETS

	December 31,
	2002	2001
Current assets:
Cash and cash equivalents	$189,076	$154,889
Trade accounts receivable, net of allowance for doubtful accounts of $484 at December 31, 2002 and $723 at December 31, 2001	10,211	14,934
Unbilled receivables	155	1,955
Income taxes receivable	—	532
Inventories	7,458	12,454
Deferred income taxes	850	2,608
Other current assets	4,654	5,307

Total current assets	212,404	192,679
Property and equipment, net	15,215	18,677
Other assets	300	172

Total assets	$227,919	$211,528

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,078	$938
Income taxes payable	1,953	—
Accrued compensation and benefits	4,113	2,475
Deferred revenues	18,323	16,793
Other accrued liabilities	4,478	2,357

Total current liabilities	29,945	22,563
Deferred tax liabilities	18	482
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.001 par value:
Authorized shares — 25,000,000
Issued shares — None	—	—
Common stock, $.001 par value:
Authorized shares — 175,000,000
Issued shares — 47,157,543 at December 31, 2002 and 46,757,009 at December 31, 2001	47	47
Additional paid-in capital	75,075	72,804
Unearned stock compensation	(407)	—
Retained earnings	123,241	115,632

Total stockholders’ equity	197,956	188,483

Total liabilities and stockholders’ equity	$227,919	$211,528

See accompanying notes to consolidated financial statements.

INET TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended December 31,
	2002	2001	2000
Revenues:
Product and license fees	$74,605	$84,109	$140,562
Services	27,281	22,906	18,445

Total revenues	101,886	107,015	159,007

Cost of revenues:
Product and license fees	26,705	34,748	32,643
Services	12,620	8,851	8,565

Total cost of revenues	39,325	43,599	41,208

Gross profit	62,561	63,416	117,799
Operating expenses:
Research and development	29,820	39,332	33,951
Sales and marketing	16,507	18,771	20,270
General and administrative	7,982	9,656	12,340
Restructuring costs	224	2,048	—

	54,533	69,807	66,561

Income (loss) from operations	8,028	(6,391)	51,238
Other income (expense):
Interest income	2,591	5,579	8,224
Other income (expense)	163	(285)	(40)

	2,754	5,294	8,184

Income (loss) before provision for income taxes	10,782	(1,097)	59,422
Provision (benefit) for income taxes	3,173	(1,290)	19,901

Net income	$7,609	$193	$39,521

Earnings per common share:
Basic	$0.16	$0.00	$0.86

Diluted	$0.16	$0.00	$0.84

Weighted-average shares outstanding:
Basic	46,964	46,633	46,126

Diluted	47,084	47,087	46,885

See accompanying notes to consolidated financial statements.

INET TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Common Stock
			Additional Paid-in	Unearned	Retained	Total Stockholders’
	Shares	Amount	Capital	Compensation	Earnings	Equity
Balance at December 31, 1999	45,312,759	$45	$57,693	$(233)	$75,918	$133,423
Issuance of common stock under employee stock option and stock purchase plans, including tax benefit of $8,437	1,006,874	1	12,242	—	—	12,243
Net income	—	—	—	—	39,521	39,521
Stock option compensation	—	—	—	233	—	233

Balance at December 31, 2000	46,319,633	$46	$69,935	$—	$115,439	$185,420
Issuance of common stock under employee stock option and stock purchase plans	437,376	1	2,869	—	—	2,870
Net income	—	—	—	—	193	193

Balance at December 31, 2001	46,757,009	$47	$72,804	$—	$115,632	$188,483
Issuance of restricted stock	84,000	—	425	(425)	—	—
Amortization of restricted stock awards	—	—	—	18	—	18
Issuance of common stock under employee stock option and stock purchase plans, including tax benefit of $242	316,534	—	1,846	—	—	1,846
Net income	—	—	—	—	7,609	7,609

Balance at December 31, 2002	47,157,543	$47	$75,075	$(407)	$123,241	$197,956

See accompanying notes to consolidated financial statements.

INET TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net income	$7,609	$193	$39,521
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,078	7,875	5,073
Loss on sale or disposal of assets	10	26	6
Loss on disposal of assets included in restructuring costs	—	300	—
Deferred income taxes (benefits)	1,294	(948)	1,146
Stock compensation	18	—	233
Change in assets and liabilities:
(Increase) decrease in trade accounts receivable	4,723	32,700	(26,853)
(Increase) decrease in unbilled receivables	1,800	(30)	271
(Increase) decrease in inventories	4,996	(3,073)	(3,488)
(Increase) decrease in income taxes receivable	532	11,505	(12,179)
(Increase) decrease in other assets	525	(1,885)	(2,098)
Increase (decrease) in accounts payable	140	(3,691)	2,030
Increase in taxes payable	2,195	—	8,224
Increase (decrease) in accrued compensation and benefits	1,638	(5,410)	2,633
Increase (decrease) in deferred revenues	1,530	(5,951)	(3,688)
Increase (decrease) in other accrued liabilities	785	(2,683)	3,042

Net cash provided by operating activities	34,873	28,928	13,873

Cash flows from investing activities:
Purchases of property and equipment	(2,290)	(8,470)	(14,163)

Net cash used in investing activities	(2,290)	(8,470)	(14,163)

Cash flows from financing activities:
Proceeds from issuance of common stock upon exercise of stock options and purchases under employee stock purchase plans	1,604	3,012	3,806

Net cash provided by financing activities	1,604	3,012	3,806

Net increase in cash and cash equivalents	34,187	23,470	3,516
Cash and cash equivalents at beginning of period	154,889	131,419	127,903

Cash and cash equivalents at end of period	$189,076	$154,889	$131,419

Supplemental disclosures:
Income taxes paid	$2,182	$508	$22,672

See accompanying notes to consolidated financial statements.

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

The Company

We are a leading global provider of communications software solutions that enable communications carriers to more strategically operate their businesses. We were founded in 1989, and during the early years of our operations we focused primarily on developing and selling diagnostics tools used in the design, deployment and maintenance of communications networks. Our first diagnostics product, Spectra™, was introduced in 1990. We introduced the Spectra Trunk Tester™ in 1998 and the Spectra2™ in 2001. Beginning in 1993, we focused a significant portion of our product development efforts on developing a complete monitoring and surveillance solution for signaling networks, culminating in the introduction of the GeoProbe™ in late 1995. In late 1999 and through early 2001, we introduced a suite of business intelligence solutions called IT:seven™. These applications, fueled by the GeoProbe, enable carriers to protect and generate additional revenues and reduce capital or operating expenses within their networks by managing the performance of services delivered through their networks and the points of interconnection with networks of other carriers.

Consolidation

The consolidated financial statements include the accounts of our wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. As discussed below, we make significant estimates and assumptions in the areas of revenue recognition, accounts receivable, inventories and taxes. Although we believe that our estimates and assumptions are reasonable, actual results may differ, and such differences could be significant to our financial results.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and money-market funds. All highly-liquid securities with original maturities of three months or less are classified as cash equivalents. The carrying value of cash equivalents approximates fair market value.

Inventories

Inventories are valued at the lower of standard cost, which approximates actual cost determined on a first-in, first-out basis, or market. Inventories consist of the following (in thousands):

	December 31,
	2002	2001
Raw materials	$3,774	$6,923
Work-in-process	445	615
Finished goods	3,239	4,916

	$7,458	$12,454

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories are recorded net of allowances for unsalable or obsolete raw materials, work-in-process and finished goods. We evaluate on a quarterly basis the status of our inventory to ensure the amount recorded in our financial statements reflects the lower of our cost or the value we expect to receive when we sell the inventory. This estimate is based on several factors, including the condition and salability of our inventory and the forecasted demand for the particular products incorporating these components. Based on current backlog and expected orders, we forecast the upcoming usage of current stock. We recognize reserves for obsolete and slow-moving parts ranging from 0% for active parts with sufficient forecasted demand up to 100% for excess parts with insufficient demand or obsolete parts. Amounts in work-in-process and finished goods inventory typically relate to firm orders and, therefore, are not subject to obsolescence risk.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization and are depreciated on a straight-line basis over their estimated useful lives, as follows:

Computers and other equipment	3-5 years
Software	3 years
Office furniture and fixtures	7 years
Leasehold improvements	Term of lease

Reviews are regularly performed to determine whether facts or circumstances exist that indicate the carrying values of our fixed assets are impaired. We assess the recoverability of our assets by comparing the projected undiscounted net cash flows associated with those assets to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Research and Development Expenditures

Our research and development efforts include expenditures for new products and applications, as well as enhancements to existing products, primarily in the areas of next-generation wireless and packet-based technologies.

Software development costs are expensed as incurred until technological feasibility has been established, at which time subsequent costs are permitted to be capitalized until the product is available for general release to customers. To date, either the establishment of technological feasibility of our products has substantially coincided with their general release, or costs incurred subsequent to the achievement of technological feasibility have not been material. As a result, software development costs qualifying for capitalization have been insignificant, and we have not capitalized any software development costs.

Revenue Recognition

We derive revenues primarily from the sale of products and software license fees as well as services, which include training, warranty and product support services. The majority of the contracts for our GeoProbe product and IT:seven applications contain multiple billing milestones, such as contract award, shipment, installation and acceptance, not all of which are associated with revenue recognition. Except as otherwise discussed below, revenues from product and license fees are recognized in the period that we have completed all hardware manufacturing and/or software development to contractual specifications, factory testing has been completed, the product has been shipped to the customer, the fee is fixed and determinable and collection of the fee is considered probable. When we have significant obligations subsequent to shipment, such as installation and system integration, revenues are recognized when there are, in our judgment, no significant unfulfilled

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obligations. Revenues from arrangements that include significant acceptance terms and/or provisions are recognized when acceptance has occurred. Revenues from our diagnostics solutions are typically recognized upon shipment. All shipping costs are included in cost of revenues in our Consolidated Statements of Operations.

Contracts for our GeoProbe product and IT:seven applications are typically multiple element arrangements, which means they involve multiple deliverables. We determine the fair value of each of the contract deliverables using vendor-specific objective evidence, or VSOE. VSOE for each element is based on the price for which we would sell the element on a stand-alone basis. We offer our customers product support services, which include the correction of software problems, telephone access to our technical personnel and the right to receive unspecified product updates, upgrades and enhancements, when and if they become available. Revenues from these services, including product warranty services included in initial licensing fees, are recognized ratably over the contract period. Product warranty services included in the initial licensing fee are allocated from the total contract amount based on the relative fair value of these services determined using VSOE. Revenues from other services, such as training, are recognized when the services have been completed.

Revenues for contracts that require significant software development and are generally in duration in excess of nine months are recognized using the percentage-of-completion method, which relies on estimates of total expected contract costs. We believe that this method is appropriate because of our ability to determine performance milestones and determine dependable estimates of our costs applicable to each phase of a contract. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contract, costs are subject to revisions as the contract progresses to completion. Revenues from these contracts are recognized upon attainment of the scheduled performance milestones. Revisions in gross margin estimates are reflected in the period in which the facts that give rise to the revisions become known. Favorable changes in estimates result in improved gross margins, and unfavorable changes in estimates result in lower gross margins. Anticipated losses on fixed-price contracts are recognized through cost of revenues when estimable. We had no revenues attributable to contracts under percentage-of-completion accounting in 2002 and less than 5% of our revenues from 2001 and 2000 was attributable to contracts under percentage-of-completion accounting.

Deferred revenues represent amounts billed to customers, but not yet recognized as revenue. Unbilled receivables represent amounts recognized as revenue, but not yet billed to customers.

Concentration of Credit Risk

Financial instruments which potentially subject us to concentration of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. All cash equivalents are maintained with nationally recognized financial institutions, which are insured to lessen the risk of loss.

A large proportion of our revenues and receivables are attributable to our carrier customers in the communications industry and, to a lesser extent, to our equipment manufacturer customers who supply equipment into the communications industry. Our trade accounts receivable balance is recorded net of allowances for amounts not expected to be collected from our customers. Because our accounts receivable are usually unsecured, we periodically evaluate the collectibility of our accounts based on a combination of factors, including a particular customer’s ability to pay as well as the age of the receivables. To evaluate a specific customer’s ability to pay, we analyze financial statements, payment history, third-party credit analysis reports and various information or disclosures by the customer or other publicly available information. In cases where the evidence suggests a customer may not be able to satisfy its obligation to us, we set up a specific reserve in an amount we determine appropriate for the perceived risk. Most of our contracts include multiple payment milestones, some of which occur in advance of revenue recognition, which mitigates our risk both in terms of collectibility and adjustments to recorded revenue.

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Risks and Uncertainties

Our future results of operations and financial condition could be impacted by the following factors, among others: our dependence on the communications industry; general economic conditions; market growth for current- and next-generation network solutions; lengthy sales cycles for our products; less than anticipated demand for our new products; any delays in product implementations; customer and sector revenue concentrations; the highly competitive marketplace in which we operate; our dependence on key personnel; rapid technological change and our need to continually develop new products; the significance of our international operations; currency exchange fluctuations; proprietary rights of us or others and any product liability.

Basis of Presentation

Certain prior period amounts have been reclassified to conform to the current period presentation.

Earnings Per Share

Basic earnings per common share data is computed using the weighted-average number of common shares outstanding for the relevant period. Diluted earnings per common share data is computed using the weighted-average number of common shares outstanding plus common share equivalents represented by stock options and purchase rights, if such stock options and purchase rights have a dilutive effect in the aggregate.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

	Years Ended December 31,
	2002	2001	2000
Numerator:
Net income for basic and diluted earnings per share	$7,609	$193	$39,521

Denominator:
Denominator for basic earnings per share — weighted-average shares	46,964	46,633	46,126
Dilutive securities: Employee stock options and purchase rights	120	454	759

Denominator for diluted earnings per share — adjusted weighted-average shares	47,084	47,087	46,885

Basic earnings per common share	$0.16	$0.00	$0.86

Diluted earnings per common share	$0.16	$0.00	$0.84

Outstanding employee stock options to purchase 3,412,435 shares at December 31, 2002, 2,194,397 shares at December 31, 2001 and 370,196 shares at December 31, 2000, were not included in the respective earnings per share calculations because the effect of their inclusion would have been anti-dilutive.

Stock Options

We have elected to follow Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for our employee stock options. Under APB 25, if the exercise price of an employee’s stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized. At December 31, 2002, we had three stock-based compensation plans

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

covering employees and directors. These plans are described more fully in Note 7. We account for stock-based compensation for non-employees under the fair value method prescribed by SFAS 123, Accounting for Stock-Based Compensation. Through December 31, 2002, there have been no significant grants to non-employees. As of December 31, 2002, unearned stock compensation related to our Stock Issuance Program described in Note 7 was $0.4 million. We had no unearned stock compensation at December 31, 2001.

Although SFAS 123 allows us to continue to follow the present APB 25 guidelines, we are required to disclose pro forma net income (loss) and net income (loss) per share as if we had adopted SFAS 123. The pro forma impact of applying SFAS 123 in fiscal 2002, 2001 and 2000 will not necessarily be representative of the pro forma impact in future years. Our pro forma information is as follows (in thousands, except per share data):

	Years Ended December 31,
	2002	2001	2000
Net income, as reported	$7,609	$193	$39,521
Stock compensation expense recorded under the intrinsic value method, net of income taxes	13	—	155
Pro forma stock compensation (expense) computed under the fair value method, net of income taxes	(12,877)	(21,702)	(7,721)

Pro forma net income (loss)	$(5,255)	$(21,509)	$31,955

Basic earnings per common share, as reported	$0.16	$0.00	$0.86

Diluted earnings per common share, as reported	$0.16	$0.00	$0.84

Pro forma basic earnings (loss) per common share	$(0.11)	$(0.46)	$0.69

Pro forma diluted earnings (loss) per common share	$(0.11)	$(0.46)	$0.68

Inputs used for the fair value method for our employee stock options are as follows:

	Years Ended December 31,
	2002	2001	2000
Volatility	0.99	1.09	1.01
Weighted-average expected lives	3.70	3.70	3.70
Expected dividend yields	—	—	—
Weighted-average risk-free interest rates	2.02%	4.62%	6.16%
Weighted-average fair value of options granted	$3.59	$10.68	$26.99

Inputs used for the fair value method for our employee stock purchase rights are as follows:

	Years Ended December 31,
	2002	2001	2000
Volatility	1.02	1.07	1.05
Weighted-average expected lives	0.50	0.50	0.50
Expected dividend yields	—	—	—
Weighted-average risk-free interest rates	1.70%	3.02%	6.04%
Weighted-average fair value of employee stock purchase rights	$3.10	$9.05	$12.98

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

Our income taxes are computed using the asset and liability method of accounting. Under the asset and liability method, a deferred tax asset or liability is recognized for estimated future tax effects attributable to temporary differences and carryforwards.

In the preparation of our provision for income taxes and determination of whether deferred tax assets will be realized in full or in part, we must estimate several factors. When it is more likely than not that all or some portion of the deferred tax asset will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. As of December 31, 2002 and 2001, a valuation for deferred tax assets was not deemed necessary. Accordingly, if the facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine the amount of valuation allowance required in any given period. Additionally, our income tax returns are subject to review and examination in the various jurisdictions in which we operate. We are currently not aware of any issues that have been raised by taxing jurisdictions and management believes that all income tax issues which may be raised as a result of such reviews and examinations in the future will be resolved with no material impact on the financial position or future results of operations. However, in the event there was an assessment by any of these jurisdictions, it could impact our tax provision.

Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement nullifies Emerging Issues Task Force, or EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this standard is not expected to have a significant effect on our financial position or results of operations.

Note 2 – Related Party Transactions

Effective January 1, 2000, we sold our membership interest in Inet Global Research, L.L.C. to Epygi Technologies, Ltd., or Epygi, an entity controlled by Samuel S. Simonian, one of our founders and the chairman of our board, for a cash purchase price of $82,000. No gain or loss was recorded on the sale. This transaction was approved by the independent members of our board of directors. Epygi currently performs development services for us pursuant to a consulting agreement for which it is paid a monthly fee per full-time programmer plus reimbursement of reasonable business expenses. We expensed $0.9 million for these services in 2002, $1.4 million in 2001 and $1.1 million in 2000.

Note 3 – Restructuring Costs

In the quarter ended September 30, 2002, we recorded a restructuring charge of approximately $0.4 million related primarily to a workforce reduction of approximately 35 employees. The reduction affected all areas of the company. The charge consisted primarily of employee severance of approximately $0.3 million and professional fees and outplacement services of approximately $0.1 million. At December 31, 2002, the balance of these costs that remained to be paid totaled approximately $0.1 million.

In May 2001, we announced our decision to refocus our strategy and streamline operations to reduce our cost structure in response to the generally weakened economic environment and changing demand characteristics

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in some of our markets. As part of this decision, we discontinued all efforts with respect to our VIA™ softswitch offering and reduced our workforce by approximately 115 employees. The reduction affected all areas of the company. We recorded a restructuring charge for the three months ended June 30, 2001 of approximately $1.7 million, which consisted of employee severance of approximately $1.1 million, professional fees and outplacement services of approximately $0.3 million and the write-off of assets related to the VIA softswitch of approximately $0.3 million. In the fourth quarter of 2001, we decreased this charge by $0.1 million due to changes in previous estimates related to professional fees. In the third quarter of 2002, we decreased this charge by $0.2 million due to changes in previous estimates related to professional fees and employee-related obligations. All costs associated with this restructuring have been paid.

We recorded a restructuring charge for the three months ended March 31, 2001 of approximately $0.5 million related primarily to a workforce reduction of approximately 40 employees. The reduction affected all areas of the company. The charge consisted primarily of employee severance, professional fees and outplacement services. In the fourth quarter of 2001, we decreased this charge by $0.1 million due to changes in previous estimates related to severance and professional fees. All costs associated with this workforce reduction have been paid.

Note 4 – Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2002	2001
Computer and other equipment	$23,991	$22,426
Software	6,900	5,374
Office furniture, fixtures and leasehold improvements	8,336	7,945

	39,227	35,745
Less accumulated depreciation and amortization	24,012	17,068

	$15,215	$18,677

Note 5 – Income Taxes

Components of the provision (benefit) for income taxes were as follows (in thousands):

	Years Ended December 31,
	2002	2001	2000
Current federal provision (benefit)	$1,194	$(450)	$17,403
Current state provision	335	—	1,186
Current foreign provision	350	139	166
Deferred federal expense (benefit)	1,306	(1,116)	854
Deferred state expense (benefit)	(12)	137	292

	$3,173	$(1,290)	$19,901

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision (benefit) for income taxes is reconciled with the federal statutory rate as follows (in thousands):

	Years Ended December 31,
	2002	2001	2000
Provision (benefit) computed at federal statutory rate	$3,774	$(384)	$20,798
Research and development tax credits	(902)	(1,072)	(1,119)
Extraterritorial income exclusion	(216)	(92)	(1,521)
State income tax (benefit), net of federal tax effect	210	(14)	961
Other	307	272	782

	$3,173	$(1,290)	$19,901

The significant components of our deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2002	2001
Deferred tax assets:
Deferred revenues	$—	$9
Reserves and other accrued expenses not currently deductible for tax purposes	1,015	1,349
Research and development tax credit carryover	—	1,359

Total deferred tax assets	1,015	2,717
Deferred tax liabilities:
Depreciation	(18)	(482)
Deferred revenues	(54)	—
Other	(111)	(109)

Total deferred tax liabilities	(183)	(591)

	$832	$2,126

Note 6 – Commitments and Contigencies

We lease our corporate office facility, as well as facilities near London, England and Frankfurt, Germany, under noncancelable operating lease agreements. Rental expense for these operating leases was $6.0 million in 2002, $6.0 million in 2001 and $3.9 million in 2000.

At December 31, 2002, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

2003	$6,141
2004	6,100
2005	6,268
2006	6,303
2007	6,288
Thereafter	17,564

$48,664

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We are involved in various legal proceedings and claims that arise in the normal course of our business. While many of these matters involve inherent uncertainty, our management believes that the amount of the liability, if any, ultimately incurred by us with respect to any existing proceedings and claims, net of applicable reserves and available insurance, will not materially harm our business, financial condition or results of operations.

Note 7 – Stockholders’ Equity

Preferred Stock

Our board of directors has the authority to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

Stock Option and Employee Stock Purchase Plans

Our 1998 Stock Option/Stock Issuance Plan, or the 1998 Plan, is our successor equity incentive program to our 1995 Employee Stock Option Plan, or the 1995 Plan. The 1998 Plan became effective on July 23, 1998 upon adoption by our board of directors and was subsequently approved by our stockholders on July 23, 1998. At December 31, 2002, common stock authorized for issuance pursuant to options granted or available for grant under the 1998 Plan was 6,344,943 shares. The share reserve automatically increases on the first trading day of January each calendar year by a number of shares equal to one percent (1%) of the total number of shares of common stock outstanding on the last trading day of the immediately preceding calendar year. No such annual increase can exceed 500,000 shares. In no event may any one participant in the 1998 Plan receive option grants or direct stock issuances for more than 1,000,000 shares in the aggregate in a calendar year. During the year ended December 31, 2002, all stock options granted were under the 1998 Plan.

The 1998 Plan is divided into three separate components: (i) the Discretionary Option Grant Program, under which eligible individuals in our employ or service (including officers, non-employee directors and consultants) may, at the discretion of the plan administrator, be granted options to purchase shares of common stock at an exercise price determined by the plan administrator, which is generally the fair market value of those shares on the grant date, (ii) the Stock Issuance Program, under which such individuals may, in the plan administrator’s discretion, be issued shares of common stock directly, through the purchase of such shares at a price determined by the plan administrator or as a bonus tied to the performance of services and (iii) the Automatic Option Grant Program, under which option grants will automatically be made at periodic intervals to eligible non-employee directors to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date. Generally, options granted under the Discretionary Option Grant Program become exercisable ratably over a period of four years and expire ten years from the date of grant. Options granted under the Automatic Option Grant Program are immediately exercisable, vest ratably over a period of one or three years, and expire ten years from the date of grant. Generally, restricted stock granted under the Stock Issuance Program vest ratably over a period of three years. Upon a grantee’s termination of service, any unvested shares of restricted stock may be repurchased by us at the fair market value on the date of grant.

Our 1995 Plan provided for incentive options and nonqualified options that were granted to our key employees, officers and directors. Options were granted generally at prices not less than the fair value of our common stock as determined by our board of directors at the dates of grant. Options granted under the 1995 Plan vest at rates established by our board and expire ten years after the date of grant.

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Outstanding options under the 1995 Plan have been incorporated into the 1998 Plan, and no further option grants will be made under the 1995 Plan. The incorporated options will continue to be governed by their existing terms, unless the plan administrator elects to extend one or more features of the 1998 Plan to those options. However, except as otherwise noted above, the outstanding options under the 1995 Plan contain substantially the same terms and conditions summarized above for the Discretionary Option Grant Program in effect under the 1998 Plan.

Stock option transactions for the years ended December 31, 2002, 2001 and 2000 are summarized as follows:

	Years Ended December 31,
	2002		2001		2000
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of period	3,805,649	$24.38	2,571,500	$30.56	1,841,950	$8.82
Granted	388,400	5.59	1,882,022	15.04	1,791,900	39.23
Exercised	(29,850)	3.98	(249,250)	3.32	(835,150)	1.62
Forfeited	(357,066)	24.50	(398,623)	33.33	(227,200)	29.12

Outstanding at end of period	3,807,133	22.61	3,805,649	24.38	2,571,500	30.56

Weighted-average fair value of options granted during the period	$3.59		$10.68		$26.99

At December 31, 2002, 1,575,984 shares were exercisable at a weighted-average exercise price of $25.68 and 2,537,810 shares were available for future grants to employees under the 1998 Plan.

Information related to options outstanding at December 31, 2002 is summarized below:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$ 0.60 – $ 5.06	573,750	7.96	$4.70	223,400	$4.15
$ 5.11 – $ 8.20	1,024,643	8.43	8.16	257,204	8.16
$ 8.25 – $31.81	890,675	7.71	18.82	487,151	21.98
$32.38 – $47.13	1,010,865	7.74	41.60	451,151	40.84
$47.50 – $67.00	307,200	7.22	52.75	157,078	52.91

Restricted stock grants under our Stock Issuance Program totaled 84,000 shares in 2002. Unearned stock compensation associated with these grants totaled $0.4 million and is being recognized ratably over the three-year vesting period. We had no restricted stock grants in 2001 or 2000.

Our Employee Stock Purchase Plan, or the Purchase Plan, was adopted by our board of directors and approved by our stockholders on July 23, 1998. The Purchase Plan provides for the issuance of up to 1,250,000 shares of common stock. Eligible employees can have up to 15% of their earnings withheld, subject to certain limitations, to be used to purchase shares of our common stock on every January 31st and July 31st. The price of the common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the common stock on the commencement date of the offering period or the fair market value of the common stock on the specified purchase date. The Purchase Plan has been implemented in a series of successive offering periods, each with a maximum duration of 24 months. At December 31, 2002, 646,534 shares had been issued under the Purchase Plan and 603,466 shares were reserved for future purchases under the Purchase Plan.

Note 8 – Segment Information

We operate in a single industry segment, providing communications software solutions and associated services to our customers through our sales personnel and certain foreign resellers. As a result, the financial information disclosed in this report represents all material financial information related to our sole operating segment. The geographic distribution of our revenues as a percentage of total revenues is as follows:

	Years Ended December 31,
	2002	2001	2000
United States	27.8%	38.3%	44.2%
Export:
Asia/Pacific	8.0	5.5	6.4
Europe, Middle East and Africa	60.9	51.9	44.9
Other	3.3	4.3	4.5

Total export revenues	72.2	61.7	55.8

	100.0%	100.0%	100.0%

We have no significant long-lived assets deployed outside of the U.S.

In 2002, British Telecom accounted for approximately 21% of total revenues and Deutsche Telekom accounted for approximately 11% of total revenues. In 2001, revenues from Deutsche Telekom accounted for approximately 12% of total revenues. In 2000, revenues from British Telecom and WorldCom each accounted for approximately 13% of total revenues. If we were to lose one of our significant customers, our financial results could be harmed. Sales to customers in the United Kingdom accounted for approximately 27% of total revenues in 2002, approximately 19% of total revenues in 2001 and approximately 16% of total revenues in 2000. Sales to customers in Germany accounted for approximately 11% of total revenues in 2002 and approximately 14% of total revenues during 2001. No other individual customer or country accounted for 10% or more of total revenues in 2002, 2001 or 2000.

Note 9 – Employee Benefit Plan

We have a retirement savings plan structured under Section 401(k) of the Internal Revenue Code, or the Code. The plan covers substantially all employees meeting minimum service requirements. Under the plan, employees may elect to reduce their current compensation by up to 15%, subject to certain maximum dollar limitations prescribed by the Code, and have the amount contributed to the plan as salary deferral contributions. We may make contributions to the plan at the discretion of our board of directors. We accrued discretionary contributions to the plan totaling $0.6 million in 2002 and $2.0 million in 2000. No discretionary contributions were accrued in 2001.

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10 – Quarterly Financial Information (unaudited)

The following table contains selected financial information from unaudited consolidated statements of operations for each quarter of 2002 and 2001.

	Quarter Ended
	2002				2001
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	(In thousands, except per share data)
Revenues	$25,015	$23,156	$26,220	$27,495	$26,157	$25,407	$24,007	$31,444
Gross profit	16,341	13,173	14,942	18,105	17,234	14,465	12,896	18,821
Net income (loss)	2,738	806	1,325	2,740	2,437	869	(3,138)	25
Basic earnings (loss) per share (1)	$0.06	$0.02	$0.03	$0.06	$0.05	$0.02	$(0.07)	$0.00
Diluted earnings (loss) per share (1)	$0.06	$0.02	$0.03	$0.06	$0.05	$0.02	$(0.07)	$0.00
Shares used in computing basic earnings per share	47,116	47,011	46,888	46,838	46,813	46,700	46,613	46,470
Shares used in computing diluted earnings per share	47,191	47,043	47,092	47,194	46,943	46,825	46,613	46,900

(1)	Earnings (loss) per common share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings (loss) per common share information may not equal the annual earnings per common share due to rounding differences.

Note 11 – Subsequent Event

On January 21, 2003, we repurchased 8,969,984 restricted shares of our common stock from one of our founders, who was also a member of our board of directors, for an aggregate cash purchase price of approximately $35.4 million in a privately-negotiated transaction. We funded the transaction with available cash. The shares repurchased represented approximately 19 percent of our total shares outstanding immediately prior to the transaction.

INET TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share data)

	June 30, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$162,312	$189,076
Trade accounts receivable, net of allowance for doubtful accounts of $507 at June 30, 2003 and $484 at December 31, 2002	13,660	10,211
Unbilled receivables	352	155
Inventories	6,769	7,458
Deferred income taxes	850	850
Other current assets	5,846	4,909

Total current assets	189,789	212,659
Property and equipment, net	13,392	15,215
Other assets	583	300

Total assets	$203,764	$228,174

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$2,716	$1,078
Accrued compensation and benefits	2,961	4,113
Deferred revenues	23,056	18,323
Income taxes payable	2,486	1,953
Other accrued liabilities	3,129	4,733

Total current liabilities	34,348	30,200
Deferred income taxes	18	18
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.001 par value:
Authorized shares — 25,000,000
Issued shares — None	—	—
Common stock, $.001 par value:
Authorized shares — 175,000,000
Issued shares — 47,159,643 at June 30, 2003 and 47,157,543 at December 31, 2002	47	47
Additional paid-in capital	75,413	75,075
Unearned compensation	(345)	(407)
Retained earnings	128,767	123,241
Treasury stock, 8,723,435 common shares at June 30, 2003 and no common shares at December 31, 2002, at cost	(34,484)	—

Total stockholders’ equity	169,398	197,956

Total liabilities and stockholders’ equity	$203,764	$228,174

See accompanying notes to consolidated financial statements.

INET TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(In thousands, except per share data)

	Six months ended June 30,
	2003	2002
Revenues:
Product and license fees	$35,288	$40,236
Services	15,226	13,479

Total revenues	50,514	53,715

Cost of revenues:
Product and license fees	9,238	14,203
Services	7,470	6,465

Total cost of revenues	16,708	20,668

Gross profit	33,806	33,047
Operating expenses:
Research and development	14,942	15,750
Sales and marketing	7,123	8,864
General and administrative	4,480	4,138

	26,545	28,752

Income from operations	7,261	4,295
Other income (expense):
Interest income	798	1,355
Other income (expense)	(109)	234

	689	1,589

Income before provision for income taxes	7,950	5,884
Provision for income taxes	2,424	1,819

Net income	$5,526	$4,065

Earnings per common share:
Basic	$0.14	$0.09

Diluted	$0.14	$0.09

Weighted-average shares outstanding:
Basic	39,392	46,863

Diluted	39,609	47,146

See accompanying notes to consolidated financial statements.

INET TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Unaudited)

(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount				Shares	Amount
Balance at December 31, 2002	47,157,543	$47	$75,075	$(407)	$123,241	—	$—	$197,956
Repurchase of common stock	—	—	—	—	—	8,993,984	(35,553)	(35,553)
Issuance of common stock under employee stock option and stock purchase plans, including tax benefit of $181	2,100	—	338	(109)	—	(270,549)	1,069	1,298
Net income	—	—	—	—	5,526	—	—	5,526
Amortization of restricted stock awards	—	—	—	171	—	—	—	171

Balance at June 30, 2003	47,159,643	$47	$75,413	$(345)	$128,767	8,723,435	$(34,484)	$169,398

See accompanying notes to consolidated financial statements.

INET TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Six months ended June 30,
	2003	2002
Cash flows from operating activities:
Net income	$5,526	$4,065
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,577	3,548
Stock compensation	171	—
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	(3,449)	145
(Increase) decrease in unbilled receivables	(197)	623
Decrease in income taxes receivable	—	532
Decrease in inventories	689	3,759
(Increase) decrease in other assets	(1,220)	1,198
Increase (decrease) in accounts payable	1,638	(399)
Increase in taxes payable	714	626
Increase (decrease) in accrued compensation and benefits	(1,152)	1,264
Increase in deferred revenues	4,733	430
Increase (decrease) in other accrued liabilities	(1,104)	695

Net cash provided by operating activities	9,926	16,486

Cash flows from investing activities:
Purchases of property and equipment	(2,254)	(1,314)

Net cash used in investing activities	(2,254)	(1,314)

Cash flows from financing activities:
Repurchase of common stock	(35,553)	—
Proceeds from issuance of common stock upon exercise of stock options and purchases under employee stock purchase plan	1,117	961

Net cash provided by (used in) financing activities	(34,436)	961

Net (decrease) increase in cash and cash equivalents	(26,764)	16,133
Cash and cash equivalents at beginning of period	189,076	154,889

Cash and cash equivalents at end of period	$162,312	$171,022

Supplemental disclosure:
Income taxes paid	$1,582	$1,726

See accompanying notes to consolidated financial statements.

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Summary of Significant Accounting Policies

The Company

Founded in 1989, Inet Technologies, Inc. is a leading global provider of communications software solutions that enable communications carriers to more strategically operate their businesses. We have two solution areas – our Unified Assurance solutions and our Diagnostics solutions. Our Unified Assurance solutions include the GeoProbe, Orion and Beamer products, which capture signaling network traffic and then process, correlate and analyze the raw data to create a network-wide view for troubleshooting, problem detection and network integrity assurance. These products alert carriers to network problems, such as congestion, misrouted calls due to equipment errors, service degradation and fraud, so that action can be taken to proactively resolve issues, often before the end customer is impacted and significant revenue is lost. Our Diagnostics solutions include the Spectra2, Spectra and Spectra Trunk Tester products, which allow communications carriers and equipment manufacturers to quickly and cost-effectively design, deploy and maintain current- and next-generation networks and network elements.

Consolidation

The consolidated financial statements include the accounts of our wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

Unaudited Interim Financial Statements

We have prepared the accompanying unaudited consolidated financial statements in accordance with accounting principles generally accepted in the United States for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, these statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In our opinion, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair statement of the results for the interim periods presented have been included. These financial statements should be read in conjunction with the audited financial statements and related notes for the three years ended December 31, 2002 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission, or SEC, on February 28, 2003. Operating results for the six-month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 2003.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. As discussed below, we make significant estimates and assumptions in the areas of accounts receivable, inventories, revenue recognition and taxes. Although we believe that our estimates and assumptions are reasonable, actual results may differ, and such differences could be significant to our financial results.

Basis of Presentation

Certain prior period amounts have been reclassified to conform to the current period presentation.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and money-market funds. All highly-liquid securities with original maturities of three months or less are classified as cash equivalents. The carrying value of cash equivalents approximates fair market value.

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Allowance for Doubtful Accounts

A large portion of our revenues and receivables are attributable to our carrier customers in the communications industry and, to a lesser extent, to our equipment manufacturer customers who supply equipment into the communications industry. Our trade accounts receivable balance is recorded net of allowances for amounts not expected to be collected from our customers. Because our accounts receivable are usually unsecured, we periodically evaluate the collectibility of our accounts based on a combination of factors, including a particular customer’s ability to pay and the age of the receivables. To evaluate a specific customer’s ability to pay, we analyze the customer’s payment history, if any, financial statements or other information provided by the customer, or third-party credit analysis reports or other publicly-available information. In cases where the evidence suggests a customer may not be able to satisfy its obligations to us, we set up a specific reserve in an amount we determine appropriate for the perceived risk. Most of our contracts include multiple payment milestones, some of which occur in advance of revenue recognition, which mitigates our risk both in terms of collectibility and adjustments to recorded revenue.

Inventories

Inventories are valued at the lower of standard cost, which approximates actual cost determined on a first-in, first-out basis, or market. At June 30, 2003 and December 31, 2002, inventories consisted of the following (in thousands):

	June 30, 2003	December 31, 2002
Raw materials	$2,765	$3,774
Work-in-process	412	445
Finished goods	3,592	3,239

	$6,769	$7,458

Inventories are recorded net of allowances for unsalable or obsolete raw materials, work-in-process and finished goods. We evaluate on a quarterly basis the status of our inventory to ensure the amount recorded in our financial statements reflects the lower of our cost or the value we expect to receive when we sell the inventory. This estimate is based on several factors, including the condition and salability of our inventory and the forecasted demand for the particular products incorporating these components. Based on current backlog and expected orders, we forecast the upcoming usage of current stock. We record reserves for obsolete and slow-moving parts of up to 100% for excess parts with insufficient demand or obsolete parts. Amounts in work-in-process and finished goods inventory typically relate to firm orders and, therefore, are not subject to obsolescence risk.

Revenue Recognition

We derive revenues primarily from product and license fees as well as services, which include training, warranty and product support services. The majority of the contracts for our Unified Assurance solutions contain multiple billing milestones, such as contract award, shipment, installation and acceptance, not all of which are associated with revenue recognition. Except as otherwise discussed below, revenues from product and license fees are recognized in the period that we have completed all hardware manufacturing and/or software development to contractual specifications, factory testing has been completed, the product has been shipped to the customer, the fee is fixed and determinable and collection of the fee is considered probable. When we have significant obligations subsequent to shipment, such as installation and system integration, revenues are

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

recognized when there are, in our judgment, no significant unfulfilled obligations. Revenues from arrangements that include significant acceptance terms and/or provisions are recognized when acceptance has occurred. Revenues from our Diagnostics solutions are typically recognized when title and risk of loss pass to the customer, which typically occurs at shipment. For these products, we typically have no significant obligations subsequent to shipment. If a significant obligation were to exist, we would defer revenue recognition until such obligation was satisfied. All shipping costs are included in cost of revenues in our consolidated statements of income.

Contracts for our Unified Assurance solutions are typically multiple-element arrangements, which means they involve multiple deliverables. We determine the fair value of each of the contract deliverables using vendor-specific objective evidence, or VSOE. VSOE for each element is based on the price for which we would sell the element on a stand-alone basis. We offer our customers product support services, which include the correction of software problems, telephone access to our technical personnel and the right to receive unspecified product updates, upgrades and enhancements, when and if they become available. Revenues from these services, including product warranty services included in initial licensing fees, are recognized ratably over the contract period. Product warranty services included in the initial licensing fee are allocated from the total contract amount based on the relative fair value of these services determined using VSOE. Revenues from other services, such as training, are recognized when the services have been completed.

Deferred revenues represent amounts billed to customers, but not yet recognized as revenue. Unbilled receivables represent amounts recognized as revenue, but not yet billed to customers.

Income Taxes

Our income taxes are computed using the asset and liability method of accounting. Under the asset and liability method, a deferred tax asset or liability is recognized for estimated future tax effects attributable to temporary differences and carryforwards.

In the preparation of our provision for income taxes and determination of whether deferred tax assets will be realized in full or in part, we must estimate several factors. When it is more likely than not that all or some portion of the deferred tax asset will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. As of June 30, 2003 and June 30, 2002, a valuation for deferred tax assets was not deemed necessary. Accordingly, if the facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine the amount of valuation allowance required in any given period. Additionally, our income tax returns are subject to review and examination in the various jurisdictions in which we operate. We are currently not aware of any issues that have been raised by taxing jurisdictions, and management believes that all income tax issues which may be raised as a result of such reviews and examinations in the future will be resolved with no material impact on our financial position or future results of operations. However, in the event there was an assessment by any of these jurisdictions, it could impact our tax provision.

Stock Options

We have elected to follow Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for our employee stock options. Under APB 25, if the exercise price of an employee’s stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized. At June 30, 2003, we had three stock-based compensation plans covering

INET TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

employees and directors. We account for stock-based compensation for non-employees under the fair value method prescribed by Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation. Through June 30, 2003, there have been no grants to non-employees other than grants to our non-employee directors under our automatic option grant program. As of June 30, 2003, unearned stock compensation related to our stock issuance program was approximately $0.3 million. We had no unearned stock compensation at June 30, 2002.

Although SFAS 123 allows us to continue to follow the present APB 25 guidelines in accounting for employee stock options and employee stock purchase rights, we are required to disclose pro forma net income (loss) and net income (loss) per share as if we had adopted SFAS 123 in accounting for employee stock options and restricted stock issuances and employee stock purchase rights. The pro forma impact of applying SFAS 123 in the six months ended June 30, 2003 and 2002 will not necessarily be representative of the pro forma impact in future periods. Our pro forma information is as follows (in thousands, except per share data):

	Six months ended June 30,
	2003	2002
Net income, as reported	$5,526	$4,065
Stock compensation expense recorded under the intrinsic value method, net of income taxes	118	—
Pro forma stock compensation income (expense) computed under the fair value method, net of income taxes	(1,128)	(8,251)

Pro forma net income (loss)	$4,516	$(4,186)

Basic earnings per common share, as reported	$0.14	$0.09

Diluted earnings per common share, as reported	$0.14	$0.09

Pro forma basic earnings (loss) per common share	$0.12	$(0.09)

Pro forma diluted earnings (loss) per common share	$0.12	$(0.09)

Inputs used for the fair value method for our employee stock options are as follows:

	Six months ended June 30,
	2003	2002
Volatility	0.95	0.99
Weighted-average expected lives	3.18	2.69
Expected dividend yields	—	—
Weighted-average risk-free interest rates	1.69%	2.63%
Weighted-average fair value of options granted	$4.98	$5.62

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Inputs used for the fair value method for our employee stock purchase rights are as follows:

	Six months ended June 30,
	2003	2002
Volatility	0.98	1.05
Weighted-average expected lives	0.50	0.50
Expected dividend yields	—	—
Weighted-average risk-free interest rates	1.32%	1.88%
Weighted-average fair value of employee stock purchase rights	$2.52	$4.14

Note 2 – Related Party Transactions

On January 21, 2003, we repurchased in a privately-negotiated transaction 8,969,984 restricted shares of our common stock from Mark A. Weinzierl, one of our founders and a member of our board of directors until the closing of the transaction, for an aggregate cash purchase price of approximately $35.4 million. We funded the transaction with available cash. The shares repurchased represented approximately 19% of our total shares outstanding immediately prior to the transaction. Effective as of the closing of the transaction, Mr. Weinzierl resigned from our board of directors.

Epygi Technologies, Ltd., an entity controlled by Samuel S. Simonian, one of our founders and chairman of our board, currently performs development services for us pursuant to a consulting agreement for which it is paid a monthly fee per full-time programmer plus reimbursement of reasonable business expenses. We expensed approximately $0.2 million for these services in the six months ended June 30, 2003 and approximately $0.6 million for these services in the six months ended June 30, 2002.

Note 3 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Six months ended June 30,
	2003	2002
Numerator:
Net income for basic and diluted earnings per share	$5,526	$4,065

Denominator:
Denominator for basic earnings per share — weighted-average shares	39,392	46,863
Dilutive securities: Employee stock options and purchase rights	217	283

Denominator for diluted earnings per share — adjusted weighted-average shares	39,609	47,146

Basic earnings per common share	$0.14	$0.09

Diluted earnings per common share	$0.14	$0.09

Note 4 – Segment Information

We operate in a single industry segment, providing communications software solutions and associated services to our customers through our sales personnel and certain foreign distributors. As a result, the financial

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

information disclosed in this report represents all material financial information related to our sole operating segment. The geographic distribution of our revenues as a percentage of total revenues is as follows:

	Six months ended June 30,
	2003	2002
United States	23.5%	24.4%
Export:
Asia/Pacific	8.4	10.7
Europe, Middle East and Africa	65.9	60.6
Other	2.2	4.3

Total Export	76.5	75.6

	100.0%	100.0%

In the six months ended June 30, 2003, revenues from one international customer accounted for approximately 24% of total revenues and revenues from another international customer accounted for approximately 11% of total revenues. In the six months ended June 30, 2002, revenues from one international customer accounted for approximately 24% of total revenues.

We have no significant long-lived assets deployed outside of the United States.

Note 5 – Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement nullifies Emerging Issues Task Force, or EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. This statement is applicable to exit or disposal activities initiated after December 31, 2002. The adoption of this standard did not have a significant effect on our financial position or results of operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates, except the SEC registration fee and NASD filing fee.

SEC registration fee	$10,800
NASD filing fee	13,850
Legal fees and expenses	125,000
Accounting fees and expenses	75,000
Printing fees	90,000
Marketing expenses	50,000
Miscellaneous	35,350

Total	$400,000

Item 15.    Indemnification of Directors and Officers

Subsection (a) of Section 145 (“Section 145”) of the Delaware General Corporation Law (“DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Article VI of the registrant’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL as the same exists or as it may hereafter be amended, no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

Section 11.1 of the registrant’s bylaws further provides that the registrant shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the registrant.

The registrant has entered into indemnification agreements with each of its directors and executive officers.

The registrant maintains officers’ and directors’ liability insurance.

Item 16.    Exhibits

No.		Description
1.1	*	Form of Underwriting Agreement.
4.1		Specimen certificate representing shares of Common Stock (filed as Exhibit 4.1 to the registrant’s Registration Statement on Form S-1 (Reg. No. 333-59753) and incorporated herein by reference).
5.1	*	Opinion of Andrews & Kurth L.L.P.
23.1		Consent of Ernst & Young LLP.
23.2	*	Consent of Andrews & Kurth L.L.P. (included in the opinion filed as Exhibit 5.1 hereto).
24.1		Power of Attorney pursuant to which amendments to this registration statement may be filed (included on the signature page in Part II of this registration statement).

*	To be filed by amendment.

Item 17.    Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richardson, State of Texas, on this 17th day of September, 2003.

Inet Technologies, Inc.

By:	/s/ ELIE S. AKILIAN
Elie S. Akilian President, Chief Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Mark H. Kleinman and Jeffrey A. Kupp, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ SAMUEL S. SIMONIAN Samuel S. Simonian	Chairman of the Board	September 17, 2003

/s/ ELIE S. AKILIAN Elie S. Akilian	President, Chief Executive Officer and Director (principal executive officer)	September 17, 2003

/s/ JEFFREY A. KUPP Jeffrey A. Kupp	Vice President and Chief Financial Officer (principal financial and accounting officer)	September 17, 2003

/s/ JAMES R. ADAMS James R. Adams	Director	September 17, 2003

/s/ GRANT A. DOVE Grant A. Dove	Director	September 17, 2003

/s/ GEORGE H. HEILMEIER George H. Heilmeier	Director	September 17, 2003

EXHIBIT INDEX

No.		Description

1.1	*	Form of Underwriting Agreement.

4.1		Specimen certificate representing shares of Common Stock (filed as Exhibit 4.1 to the registrant’s Registration Statement on Form S-1 (Reg. No. 333-59753) and incorporated herein by reference).

5.1	*	Opinion of Andrews & Kurth L.L.P.

23.1		Consent of Ernst & Young LLP.

23.2	*	Consent of Andrews & Kurth L.L.P. (included in the opinion filed as Exhibit 5.1 hereto).

24.1		Power of Attorney pursuant to which amendments to this registration statement may be filed (included on the signature page in Part II of this registration statement).

*	To be filed by amendment.